UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2025
Commission File Number: 001-12364
HSBC Bank plc
8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F  X            Form 40-F ......
This Report on Form 6-K with respect to our interim results for the six-month period ended June 30, 2025 is hereby incorporated by reference in HSBC Bank plc’s registration statement on Form F-3 (File No. 333-267182).
Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the
Form 6-K.

1	HSBC Bank plc Interim Report 2025 on Form 6-K
Cautionary statement regarding forward-looking statements

Contents

1	Presentation of information
1	Cautionary statement regarding forward-looking statements
Overview
3	Key financial metrics
4	Purpose and strategy
4	Business segments
5	Economic background and outlook
Interim management report
6	Financial summary
9	Reconciliation of alternative performance measures
10	Risk
10	– Risk overview
11	– Managing risk
12	– Top and emerging risks
12	– Key developments in the first half of 2025
12	– Credit risk
24	– Treasury risk
28	Board Changes
Interim condensed financial statements
29	Interim condensed financial statements
36	Notes on the interim condensed financial statements

None of the websites referred to in this Interim Report on Form 6-K for the half-year ended June 30, 2025 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K
Presentation of information
This document comprises the Form 6-K for HSBC Bank plc (‘the bank’
or ‘the company’) and its subsidiaries (together ‘the group’). ’We’,
‘us’ and ‘our’ refer to HSBC Bank plc together with its subsidiaries.
References to ‘HSBC’, ‘HSBC Group’ or ‘the Group’ within this document mean HSBC Holdings plc together with its subsidiaries.
Within the Interim management report and Condensed financial statements and related notes, the group has presented income statement figures for the six months to 30 June 2025 with the same period in the prior year to illustrate the current performance compared with the same period in prior year. Unless otherwise stated, commentary on the income statement compares the six
months to 30 June 2025 with the same period in the prior year.
Balance sheet commentary compares the position at 30 June 2025 to
31 December 2024.
In accordance with IAS 34 ‘Interim Financial Reporting’, the Form 6-K is intended to provide an update on the Annual Report and Accounts
2024 and therefore focuses on events during the first six months of
2025, rather than duplicating information previously reported.
Our reporting currency is £ sterling. Unless otherwise specified, all $
symbols represent US dollars.
Cautionary statement regarding
forward-looking statements
This Form 6-K contains certain forward-looking statements with respect to the company’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and the company’s ability to contribute to the
HSBC Group’s environmental, social and governance (‘ESG’)
ambitions, targets and commitments.
Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking
statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’,
‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’,
‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. The company makes no commitment to revise or update any forward-looking
statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by the company’s Directors, officers or employees to third parties, including financial analysts. Forward-
looking statements involve inherent risks and uncertainties.
Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
–changes in general economic conditions in the markets in which the company operates, such as new, continuing or deepening
recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war and the conflict in the Middle East and their impact on global economies and the markets where the company operates, which
could have a material adverse effect on (among other things) the company’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for the
company’s expected credit losses (‘ECL’) measurements
(including, without limitation, as a result of the Russia-Ukraine war and the conflict in the Middle East, inflationary pressures and commodity price changes); changes and volatility in foreign
exchange rates and interest rates levels; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect the company’s ability to meet its obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-
Ukraine war or the conflict in the Middle East (including the continuation or escalation thereof) and the related imposition of sanctions, export-control and trade restrictions, supply chain restrictions and disruptions (including as a result of any potential further escalation of the conflict between Iran and Israel), sustained increases in energy prices and key commodity prices, claims of human rights violations and diplomatic tensions between
China and the US, which may extend to and involve the UK and the EU, alongside other potential areas of tension, which may adversely affect the group by creating regulatory, reputational and market risks; the efficacy of government, customer, and the
company’s and the HSBC Group’s actions in managing and
mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact the company both directly and indirectly through its customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse

HSBC Bank plc Interim Report 2025 on Form 6-K	2
changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries;
adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and
investment needs, including consumer perception as to the
continuing availability of credit; exposure to counterparty risk, including third parties using the company as a conduit for illegal activities without the company’s knowledge; and price
competition in the market segments that the company serves;
–changes in government policy and regulation, including trade and tariff policies, as well as monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which the company operates and the consequences
thereof (including, without limitation, actions taken as a result of changes in government following national elections and the trade policies announced by the US and potential countermeasures that may be adopted by countries, including in the markets where the group operates); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to the company, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or
responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial
services; changes in government approach and regulatory
treatment in relation to ESG disclosures and reporting
requirements, and the current lack of a single standardised
regulatory approach to ESG across all sectors and markets;
changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy (including, without limitation, actions taken as a result of changes in government following national elections in the markets where the group operates) that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where the company operates, including increased
competition from non-bank financial services companies; and
–factors specific to the company and the HSBC Group, including the company’s success in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other
techniques); the company’s ability to achieve its financial, investment, capital targets and the HSBC Group’s ESG ambitions, targets and commitments, which may result in the company’s
failure to achieve any of the expected outcomes of its strategic priorities; evolving regulatory requirements and the development of new technologies, including artificial intelligence, affecting how the company manages model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and interest rates have had on the performance and usage of financial models, which may require the company to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and
assumptions the company bases its financial statements on;
changes in the company’s ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to the company or any of its subsidiaries, which could increase the cost or decrease the availability of the company’s funding and affect its liquidity position and net interest margin; changes to the reliability and security of the company’s data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact its ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; the company’s dependence on loan payments and dividends from subsidiaries to meet its obligations; changes in the HSBC Group’s reporting framework and accounting standards, which have had and may continue to have a material impact on the way the company prepares its
financial statements; the company’s ability to successfully execute planned strategic acquisitions and disposals; the company’s
success in adequately integrating acquired businesses into its business; our ability to successfully execute and implement the announced strategic reorganisation of the HSBC Group; changes in the company’s ability to manage third-party, fraud, financial crime and reputational risks inherent in its operations; employee misconduct, which may result in regulatory sanctions and/or
reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect the company’s ability to recruit and retain senior management and an inclusive and skilled workforce; and changes in the company’s ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of its regulators, and the
company’s capacity to measure the environmental and social
impacts from its financing activity (including as a result of data limitations and changes in methodologies), which may affect
HSBC Group’s ability to achieve its ESG ambitions, targets and commitments, and increase the risk of greenwashing. Effective risk management depends on, among other things, the company’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses;
the company’s success in addressing operational, legal and
regulatory, and litigation challenges; and other risks and
uncertainties that the company identifies in ‘Risk – Risk overview’,
‘Risk – Managing risk’ and ‘Risk – Top and emerging risks’ on pages 10 to 12 of this Form 6-K.
This Form 6-K contains a number of graphics, text boxes and
credentials which aim to give a high-level overview of certain elements of our disclosures and to improve accessibility for readers.
These graphics, text boxes and credentials are designed to be read within the context of the Form 6-K as a whole.

3	HSBC Bank plc Interim Report 2025 on Form 6-K
Key financial metrics

Key financial metrics

	Half-year to
	30 Jun 2025	30 Jun 2024
For the period (£m)
Profit before tax	1,164	1,136
Net operating income before change in expected credit losses and other credit impairment charges[1]	4,135	3,552
Profit attributable to the parent company	842	715
At period end (£m)
Total equity attributable to the parent company	27,639	25,333
Total assets	720,637	714,376
Risk-weighted assets[2]	112,707	113,191
Loans and advances to customers (net of impairment allowances)	78,881	85,721
Customer accounts	229,804	240,957
Capital ratios (%)[2]
Common equity tier 1	19.4	18.0
Tier 1	23.0	21.4
Total capital	36.0	34.7
Leverage ratio (%)[3]	5.2	5.1
Performance, efficiency and other ratios (%)
Return on average ordinary shareholders’ equity (annualised)[4]	6.6	5.7
Return on average tangible equity (annualised)	6.6	5.7
Cost efficiency ratio[5]	70.7	70.0
Ratio of customer advances to customer accounts	34.3	35.6
1Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
2References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law. Regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. Effective 1 January 2025, the
IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering provisions on 28 June 2025.
3Leverage metrics exclude central bank claims in accordance with the Prudential Regulation Authority's (‘PRA‘) UK leverage framework.
4The return on average ordinary shareholders’ equity is defined as profit attributable to the parent company divided by the average total shareholders’ equity.
5Reported cost efficiency ratio is defined as total operating expenses divided by net operating income before change in expected credit losses and other credit impairment charges.

HSBC Bank plc Interim Report 2025 on Form 6-K	4
Purpose and strategy
HSBC in Europe
Europe is an important part of the global economy, accounting for roughly 20% of global trade and one-quarter of global GDP (UNCTAD,
IMF 2024). In addition, Europe is the world’s top exporter of services and second largest exporter of manufactured goods (UNCTAD, IMF
2023). HSBC Bank plc helps to facilitate trade within Europe and between Europe and other jurisdictions where the HSBC Group has a presence.
With assets of £721bn at 30 June 2025, HSBC Bank plc is one of
Europe’s largest banking and financial services organisations. We employ around 10,331 people across our locations. HSBC Bank plc is responsible for HSBC’s European business, apart from UK retail and some UK commercial banking activity which, post ring-fencing, is managed by HSBC UK Bank plc.
HSBC Bank plc operates as one integrated business with two main hubs in London and Paris, with presence in 18 markets1. The London hub consists of the UK non-ring-fenced bank, which provides overall governance and management for the Europe region as a whole and is a global centre of excellence for Corporate and Institutional Banking
(‘CIB’) for the HSBC Group.
HSBC Continental Europe ('HBCE') is the dedicated Intermediate
Parent Undertaking (‘IPU’) for the region and comprises our Paris hub, its EU branches (Belgium, Czech Republic, Germany, Ireland, Italy,
Luxembourg, Netherlands, Poland, Spain and Sweden) and
subsidiaries in Malta and Luxembourg (‘PBLU’).
HSBC Bank plc also operates a small universal bank in Bermuda, as well as branches in Paris, Israel, Switzerland, and South Africa. Other
entities comprise our International Wealth and Premier Banking led operations in the Channel Islands and Isle of Man ('CIIOM'), a
Western hub for International Expatriate clients, as well as HSBC
Private Bank (Suisse) SA ('PBRS').
1Full list of markets where HSBC Bank plc has a presence: Belgium,
Bermuda, Channel Islands and Isle of Man, Czech Republic, France,
Germany, Ireland, Italy, Israel, Luxembourg, Malta, Netherlands,Poland,
South Africa, Spain, Sweden, Switzerland and the UK.
HSBC Bank plc's strategy and
progress
HSBC Bank plc is a critical entity for the Group and a major contributor to global revenues and capabilities. It connects European clients to opportunities across our network, and global clients to opportunities in Europe.
Our strategic priorities remain consistent. We want to create a simple and sustainably profitable franchise that operates under a robust control environment. The comprehensive transformation we
announced in 2020 is essentially complete, and in line with HSBC
Group’s recently announced reorganisation.
The exit of our operations in South Africa, private banking business in
Germany and French life Insurance business are on-going.
During 2Q25, we announced the planned sale of our custody
business in Germany.
In July 2025, we agreed the sale of our UK life insurance business, our fund administration business in Germany, and our retained portfolio of home and other loans associated with the disposal of our retail operations in France.
Our business in Malta remains under a strategic review and no decisions have been made.
For further details on the planned disposals please see Note 11:
'Assets held for sale and liabilities of disposal groups held for sale', on page 48.

Business segments
On 22 October 2024, HSBC Holdings plc announced that the HSBC
Group would simplify its organisational structure to help accelerate delivery against its strategic priorities. Effective 1 January 2025, the
HSBC Group started to operate through four new businesses –
Hong Kong, UK, Corporate and Institutional Banking ('CIB'),
International Wealth and Premier Banking ('IWPB'). HBEU realigned its organisational structure effective 1 January 2025 accordingly. All segmental comparative data have been re-presented on this basis.
HSBC Bank plc includes CIB and IWPB businesses in Europe. The region acts as a global connector, linking European clients to opportunities across our network, and global clients to opportunities in Europe. It deploys significant capital to support European clients, that in turn helps drive profitable business booked in other parts of our network.

Corporate and Institutional Banking
Profit before tax £1,023m (1H24: £1,129m)
Our CIB business is a market leader in cross-border transaction banking and capital markets. It integrates our Commercial Banking business with our Global Banking and Markets business.
CIB’s ambition is to be the world’s leading international Corporate &
Institutional Bank, focused on Transaction Banking, Financing and
Distribution.

International Wealth and Premier
Banking
Profit before tax £199m (1H24: £310m)
Globally, IWPB business comprises Premier banking outside of Hong
Kong and the UK, our Private Bank, Asset Management and Insurance
businesses.
In Europe, IWPB serves customers through our distinct propositions for Private Banking, Premier, Personal Banking & International. These
customers’ needs are catered for through our integrated
manufacturing capabilities, consisting of Wealth & Premier Solutions,
Asset Management and Insurance Manufacturing.

5	HSBC Bank plc Interim Report 2025 on Form 6-K
Economic background and outlook

Economic background and outlook
UK
Modest growth, elevated inflation
UK economic activity picked up at the start of 2025, with GDP growing by 0.7% in the first quarter (Office for National Statistics,
‘ONS’). But a material portion of that growth likely reflected
‘frontloading’ in US demand prior to tariff increases, and also a flurry of housing transactions before an increase in stamp duty. These effects partially unwound in April and May, where monthly GDP fell slightly (ONS). Looking through that volatility, the broader trend is of fairly sluggish growth.
Growth prospects will hinge, in part, on consumer spending.
Household real income grew strongly last year, but a portion of those income gains have been saved, rather than spent. More stable inflation and declining interest rates could provide a spending impetus. Growth will also depend on changes in US trade policies.
The UK might have avoided the risk of sharp increases in US tariffs, given the US-UK trade deal which embeds a ‘baseline’ US tariff of
10%. Another risk to the UK could relate to investor concerns about fiscal sustainability, which is keeping government borrowing costs high.
Elevated inflation also remains an issue in the UK. Consumer price inflation rate stood at 3.6% in June – well above the Bank of
England’s (‘BoE’) 2% target. That stems, in part, from sharp recent rises in utility bills and a range of indexed prices. It also reflects ongoing increases in labour costs. Average wage growth stood at an annual rate of 5.0% in the three months to May. That said, demand for labour is easing, with vacancy levels in decline and jobs growth slowing. Over time, that should bear down on pay growth, helping inflation eventually return towards the 2% mark.
Given prospects for an eventual ‘normalisation’ of inflation, the BoE is gradually reducing interest rates. Having raised Bank Rate to 5.25%
in August 2023, the Monetary Policy Committee has reduced rates four times over the past year, with Bank Rate now at 4.25%.
Financial markets expect further reductions to come, with market pricing pointing to Bank Rate settling at around the 3.5% mark by mid-2026.
Eurozone
‘Normality’ amid global shocks
Despite significant global geopolitical uncertainty, the eurozone economy has shown a surprising degree of ‘normality’, with activity growing (albeit slowly), inflation at close to target and the European
Central Bank (‘ECB’) having reduced interest rates to their ‘neutral’
levels.
Regarding activity, Eurozone GDP grew by 0.6% in the first quarter of
2025 (Eurostat). Admittedly, most of that growth can be accounted for by exports from Ireland to the US – predominantly
pharmaceuticals – in a sign of tariff ‘frontloading’. That effect appears to have unwound in the second quarter. But looking through the volatility, the underlying picture is of slow expansion, reflecting ongoing strength in the labour market, loosening credit conditions and early signs that household savings rates are starting to fall.
Looking ahead, Europe’s economy is likely to experience a tailwind from extra public spending on defence and infrastructure, particularly in Germany.
In a welcome set of developments, inflation and interest rates appear to have largely ‘normalised’. The Eurozone annual consumer price inflation rate stood at 2.0% in June, exactly in line with the ECB’s target. And the ECB’s key deposit rate has been reduced from its
4.00% peak to 2.00%, within the 1.75-2.25% range which ECB
President Christine Lagarde has described as ‘neutral’.
There are, however, risks to the outlook. One relates to US trade policy. While the US and the EU have struck a deal whereby most US goods imports from the EU will be subject to a 15% tariff, that is materially higher than tariffs which applied before April 2025. Another risk relates to the appreciation in the euro seen this year (largely reflecting falls in the US dollar), which could lead to a period of eurozone inflation running below 2%. That, in turn, could lead the
ECB to consider the prospect of reducing interest rates further.

HSBC Bank plc Interim Report 2025 on Form 6-K	6
Financial summary
Use of alternative performance measures
Our reported results are prepared in accordance with International
Financial Reporting Standards (‘IFRS Accounting Standards’) as
detailed in the interim condensed consolidated financial statements starting on page 29. In measuring our performance, we use financial measures which eliminate factors that distort period-on-period comparisons. These are considered alternative performance
measures.
All alternative performance measures are described and reconciled to the closest reported financial measure when used. For further details refer to ‘Return on average ordinary shareholders’ equity and return on average tangible equity’ note on page 9.
Business segmental results are presented in accordance with IFRS 8
‘Operating Segments’, as detailed in ‘Basis of preparation’ in Note 3:
‘Segmental analysis’ on page 37.

Summary consolidated income statement
	Half-year to
	30 Jun 2025	30 Jun 2024
	£m	£m
Net interest income	594	658
Net fee income	661	654
Net income from financial instruments measured at fair value	3,091	2,764
Gains less losses from financial investments	28	5
Losses recognised on Assets held for sale	(42)	(62)
Insurance finance expense	(362)	(535)
Insurance service result	70	102
Other operating income/(expense)	95	(34)
Net operating income before change in expected credit losses and other credit impairment (charges)/release[1]	4,135	3,552
Change in expected credit losses and other credit impairment charges	(75)	53
Net operating income	4,060	3,605
Total operating expenses	(2,925)	(2,485)
Operating profit	1,135	1,120
Share of profit in associates and joint ventures	29	16
Profit before tax	1,164	1,136
Tax expense	(312)	(405)
Profit for the period	852	731
Profit attributable to the parent company	842	715
Profit attributable to non-controlling interests	10	16
1Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.

Reported performance
The following commentary reflects the newly formed business
segments of Corporate Institutional Bank (“CIB”), International
Wealth and Premier Banking (“IWPB”) and Corporate Centre,
following the implementation of our new organisational structure.
Profit before tax of £1,164m was £28m higher than the first half of
2024. This increase was driven by increased revenues of £583m, offset by higher operating expenses of £440m and increased
expected credit losses of £128m.
Reported revenue increased by £583m or 16%, in CIB reflecting strong performance (up £289m) and in Corporate Centre (up £309m).
CIB revenue was higher, mainly driven by increased market volatility in Global Foreign Exchange and in Debt and Equity Markets.
Corporate Centre revenue was higher, driven by improved revenues on the retained retail loan portfolio, and because of losses on transactions incurred in the first half of 2024 associated with the sale of our subsidiary in Russia and with the classification of our subsidiary in Armenia as held for sale.
Expected credit losses and other credit impairment charges (‘ECL’) of
£75m were higher than in the prior year, where we benefited from a number of ECL releases.
Operating expenses of £2,925m increased by £440m driven by
restructuring and other related costs, value in use impairments and investments to simplify our technology infrastructure notably across wealth, platforms and cloud.
Net interest income (‘NII’) decreased by £64m or 10% compared with the first half of 2024. This reduction was in Corporate Centre
(£58m down) due to higher net interest expense (up £111m)
associated with the funding of our trading book reflecting balance sheet growth, offset by higher NII (up £48m) on the portfolio of retained retail loans in France. CIB (up £19m) reflected higher NII from
Foreign Exchange and Debt and Equity Markets driven by average commodities balances, offset by lower NII in GPS due to the impact of margin compression. IWPB (down £24m) was mainly impacted by lower rates.
Net fee income increased by £7m or 1%, primarily due to
improvements in IWPB (up £17m) mainly driven by the acquisition of
PBRS in the first half of 2024, offset by net reductions in CIB (down
£16m) driven by reductions in Global Foreign Exchange and Debt and
Equity Markets.
Net income from financial instruments measured at fair value increased by £327m, in CIB (up £269m) primarily driven from market volatility in Global Foreign Exchange and Debt and Equity Markets,
increases for which the associated funding costs are reported in net interest income, and a further increase in Corporate Centre driven by mark-to-market gains on interest rate hedging of the portfolio of the retained retail loans in France.
IWPB decreased by £134m primarily in insurance manufacturing, driven by lower returns on financial assets supporting insurance contracts where the policyholder is subject to part or all of the investment risks. The adverse movement resulted in a corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment performance of the associated assets. The offsetting movements are recorded in
‘Insurance finance expense’.

7	HSBC Bank plc Interim Report 2025 on Form 6-K
Financial summary

(Losses)/gains recognised on assets held for sale decreased by
£20m. The 2025 held for sale loss was mainly in IWPB (£42m) relating to the planned sale of the France Life Insurance business. In the first half of 2024 the held for sale losses of £62m included a loss of £56m associated with the classification of our subsidiary in Armenia as held for sale.
Insurance finance expenses decreased by £173m primarily in
insurance manufacturing in IWPB, reflecting the impact of lower investment returns on underlying assets and therefore on the value of liabilities to policyholders. As such, the offsetting movements are recorded in ‘Net income from financial instruments measured at fair value’.
Insurance service result decreased by £32m or 31% due to adverse market movements.
Other operating income increased by £129m mainly due to foreign currency translation reserve losses recognised on completion of the sale of our subsidiary in Russia in the first half of 2024 of £80m, an increase in the current year in Corporate Centre (up £21m) which included a litigation refund, in addition to higher intercompany recharge recoveries from other entities within the HSBC Group.
ECL were a net charge of £75m in the first half of 2025 compared with a net release of £53m in the first half of 2024 driven by a single named client in CIB.
Total operating expenses increased by £440m or 18%, driven by restructuring and other related costs (£224m), value in use
impairments across property, plant and equipment and intangible assets (up £98m), increases reflecting investments in our technology infrastructure notably across wealth, platforms and cloud (up £52m)
and other simplification initiatives (£50m).
Share of profit in associates and joint ventures was £29m
compared with a profit of £16m in the first half of 2024, an increase of
£13m, mainly due to Business Growth Fund profit share increase.
Tax expense was £312m, giving an effective tax rate (‘ETR’) of
26.8% compared with an ETR of 35.7% for the same period in 2024.
The ETR of 26.8% for the first half of 2025 was increased by 7.8%
due to adjustments in respect of prior periods.
The effective tax rate for the first half of 2024 was increased by charges in respect of uncertain tax positions and the non-deductible loss on disposal of our business in Russia.

Analysis of reported results by
business segments
Corporate and Institutional Banking
(‘CIB’)
Profit before tax was £1,023m, a decrease of £106m compared with the first half of 2024. This was mainly driven by higher operating expenses and higher ECL offset by higher revenues.
Revenue increased by £289m or 9%. This was primarily driven by increased market volatility in Global Foreign Exchange, Debt and
Equity Markets (up £322m), increases in Investment Banking (£46m
up), offset by GPS (down £121m) driven by the impact of margin compression, partly offset by higher average balances.
ECL were a net charge of £61m compared with a net release of £52m in the first half of 2024. The net charge in the first half of 2025 primarily reflects the level of economic uncertainty. The net release in the first half of 2024 was mainly driven by a Stage 3 release for a single named client.
Operating expenses increased by £282m or 14%, driven by
restructuring and other related costs (£150m), value in use
impairments (£62m), investments in technology (£32m) and other simplification initiatives (£50m).
International Wealth and Premier
Banking (‘IWPB’)
Profit before tax was £199m, a decrease of £111m compared with the first half of 2024. This was driven by higher operating expenses
(up £78m), higher ECLs (up £18m) and lower revenues (down £15m).
Revenue decreased by £15m mainly due to increased held for sale losses (£33m) driven by the planned sale of France Insurance in the current year partly offset by the losses on the reclassification of HSBC
Epargne Entreprise in the first half of 2024 to held for sale, Private
Bank revenues (down £7m) mainly in Germany and reductions in
Retail (down £3m) mainly from reduced interest rates. This was offset by increased revenues from legal entity restructuring (up £31m) due to the PBRS acquisition in February 2024 offset by the sale of our
Armenia entity in the second half of 2024.
ECL were a net charge of £12m compared with a net release of £6m in the first half of 2024 due to Stage 3 charges.
Operating expenses increased by £78m or 19% driven by
restructuring and other related costs (£11m), value in use
impairments (up £35m), and by the impact of entity restructuring in the first half of 2024 (£17m).
Corporate Centre
Loss before tax of £58m compared with a loss before tax £303m in the first half of 2024, an improvement of £245m. This was mainly driven by higher revenue.
Revenue increased by £309m, as the first half of 2025 included positive revenue associated with the portfolio of retail retained loans
(£88m), mostly driven by mark-to-market gains on interest rate hedging of the portfolio of the retained retail loans in France, which was transferred from IWPB to Corporate Centre in 2024. Revenue increased further by £69m from lower cost of funds in NII as interest rates declined and from a litigation refund. Revenue in the first half of
2024 included the recognition of a loss of £56m from the
classification of our subsidiary in Armenia as held for sale, and foreign currency translation reserve losses of £80m recognised on
completion of the sale of our subsidiary in Russia in May 2024.
Operating expenses of £164m were £80m higher than in the first half of 2024. The increase mainly reflects restructuring and other related costs.
Share of profit in associates and joint ventures was a profit of
£29m, compared with a profit of £16m in the first half of 2024. This was mainly due to Business Growth Fund profit share increase.

HSBC Bank plc Interim Report 2025 on Form 6-K	8
Review of business position

Summary consolidated balance sheet
	At
	30 Jun 2025	31 Dec 2024
	£m	£m
Total assets	720,637	727,330
– cash and balances at central banks	96,155	119,184
– trading assets	114,445	116,042
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	9,097	9,417
– derivatives	176,838	198,172
– loans and advances to banks	15,803	14,521
– loans and advances to customers	78,881	82,666
– reverse repurchase agreements – non-trading	68,408	53,612
– financial investments	56,050	52,216
– assets held for sale	28,122	21,606
– other assets	76,838	59,894
Total liabilities	692,830	700,277
– deposits by banks	34,439	26,515
– customer accounts	229,804	242,303
– repurchase agreements – non-trading	36,832	40,384
– trading liabilities	39,542	42,633
– financial liabilities designated at fair value	39,964	37,443
– derivatives	176,367	197,082
– debt securities in issue	13,882	19,461
– insurance contract liabilities	3,707	3,424
– liabilities of disposal groups held for sale	33,097	23,110
– other liabilities	85,196	67,922
Total equity	27,807	27,053
Total shareholders’ equity	27,639	26,895
Non-controlling interests	168	158
Total reported assets were 0.9% lower than at 31 Dec 2024. The group maintained a strong and liquid balance sheet with the ratio of customer advances to customer accounts remaining low at 34.3% at
30 June 2025.
Assets
Cash and balances at central banks decreased by £23.0bn or 19%
primarily due to maturities of commercial paper and certificate of deposits and managing the liquidity of the bank.
Trading assets decreased by £1.6bn, primarily due to a reduction in long equity positions and treasury bills balances, with an offset from a growth in long positions on trading bonds.
Derivative assets decreased by £21.3bn or 11% reflecting an adverse mark to market movements on foreign exchange contracts, despite an increase in client activity. The decrease in derivative assets was broadly consistent with the movement in derivative liabilities, as the underlying risk is broadly matched.
Loans and advances to customers decreased by £3.8bn or 5% largely due to the retail retained loans which were transferred from IWPB to
Corporate Centre in 2024. These were classified as financial instruments at fair value through other comprehensive income in
Q125 and subsequently to assets held for sale in Q225.
Non-trading reverse repos increased by £14.8bn or 28% reflecting lower volume of deals meeting netting criteria.
Assets held for sale increased by £6.5bn, and included the
reclassification of our retained portfolio of French home and other loans and our custody business in Germany.
Other assets increased by £16.9bn, due to an increase in gold volume and price (£6.1bn) and settlement accounts due to increase in the volume of trades executed during the period.
Liabilities
Customer accounts decreased by £12.5bn or 5%, primarily due to the reclassification to held for sale of our custody business in Germany.
Trading liabilities decreased by £3.1bn mainly due to a drop in short positions, in line with a drop in Prime assets deployment during the same period.
Debt securities in issue decreased by £5.6bn or 29% attributable to maturity of commercial papers, medium term notes and certificates of deposit.
Non-trading repos decreased by £3.6bn or 9% due to to less funding required during this period as more liquidity was raised via money market deposits and structure notes.
Derivative liabilities decreased by £20.7bn. This is in line with derivative assets as the underlying risk is broadly matched.
Other Liabilities increased by £17.3bn as settlement balances increased following the seasonal low trading activity in December and it is consistent with the growth in assets.
Equity
Total shareholders’ equity increased by £0.7bn or 3% from 2024, mainly due to increase in Retained Earnings.

9	HSBC Bank plc Interim Report 2025 on Form 6-K
Financial summary

The following table shows the share capital position of the company and its consolidated capitalisation and indebtedness:

Capitalisation and indebtedness
	At
	30 Jun	31 Dec
	2025	2024
	£m	£m
Share capital of HSBC Bank plc
Ordinary shares (of nominal value £1 each)	797	797
Preference shares ($0.01 non-cumulative third dollar preference shares)	0.172	0.172
Equity
Called up share capital	797	797
Share premium account	3,582	3,582
Other equity instruments[1]	4,108	3,921
Other reserves	(6,679)	(6,445)
Retained earnings	25,831	25,040
Total shareholders’ equity	27,639	26,895
Non-controlling interests	168	158
Total equity	27,807	27,053
Group indebtedness[2]
Debt securities in issue	13,882	19,461
Trading liabilities – Debt securities in issue	39	59
Debt securities in issue designated at fair value	32,949	30,432
Subordinated liabilities[3]	17,063	17,714
Total indebtedness	63,933	67,666
Total capitalisation and indebtedness	91,740	94,719
1Comprises 10 undated subordinated resettable additional tier 1 instruments held by HSBC Holdings plc.
2As of 30 June 2025, the group had other liabilities of £628,897m (2024: £632,611m) and contingent liabilities and contractual commitments of £174,796m
(2024: £150,364m) (including guarantees of £23,180m (2024: £22,340m). Contractual commitments includes £145,623m of commitments (2024: ££121,764m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
3Includes subordinated liabilities designated at fair value of £766m (2024: £806m).

Reconciliation of alternative performance measures
Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary
shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill and intangibles for the period.
We provide RoTE ratio in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders’ equity and return on average tangible equity
	Half-year ended
	30 Jun 2025	30 Jun 2024
	£m	£m
Profit
Profit attributable to the ordinary shareholders of the parent company[1]	756	595
Profit attributable to the ordinary shareholders, excluding other intangible assets impairment	756	595
Equity
Average total shareholders’ equity	27,056	24,944
Effect of average preference shares and other equity instruments	(3,983)	(3,930)
Average ordinary shareholders’ equity	23,073	21,014
Other adjustments (net of tax)	(266)	(274)
Average tangible equity	22,807	20,740
	%	%
Ratio
Return on average ordinary shareholders’ equity (annualised)	6.6	5.7
Return on average tangible equity (annualised)	6.6	5.7
1Profit attributable to the ordinary shareholders of the parent company excludes coupons payable to preference shareholders on perpetual subordinated contingent convertible securities and other foreign exchange difference.

HSBC Bank plc Interim Report 2025 on Form 6-K	10
Risk
Risk overview
The group continuously identifies, assesses, manages and monitors risks. This process, which is informed by its risk factors and the results of its stress testing programme, gives rise to the classification of certain financial and non-financial risks. Changes in the assessment of these risks may result in adjustments to the group’s business strategy and, potentially, its risk appetite.
Our banking risks include credit risk, treasury risk, market risk, climate risk, resilience risk (including cybersecurity risk), regulatory compliance risk, financial crime and fraud risk and model risk. We also incur insurance risk.
In addition to these banking risks, we have identified top and emerging risks with the potential to have a material impact on our financial results, our reputation and the sustainability of our long-term business model.
The exposure to our risks and risk management of these are
explained in more detail on pages 21 to 93 of our 2024 Annual Report and Accounts.

Risk		Description
Externally driven
Geopolitical and macroeconomic risk	~
Our operations and portfolios are subject to risks arising from political instability, civil unrest and military conflict, which may lead to disruption of our operations, physical risk to our staff, and/or physical damage to our assets. We are also subject to macroeconomic risks, which may drive changes to our income growth and asset quality. Heightened geopolitical and macroeconomic risk globally, including uncertainty in international trade policy, is subject to close monitoring and review.

Credit risk	}
We remain focused on assessing and managing the key risks impacting the portfolio. Rapidly evolving global trade policies have generated a significant amount of market uncertainty, alongside the ongoing heightened geopolitical challenges driven by the conflict in the Middle East and the Russia-Ukraine war. Careful oversight through prudent origination and thematic reviews in conjunction with our early warning indicators assist in the identification of segments that we believe may be at risk. We regularly undertake detailed reviews of our portfolios and proactively manage credit facilities to customers and sectors likely to come under stress. Particular emphasis is maintained on higher risk sectors such as Automotives, Chemicals, Commercial Real Estate,
Construction, Leveraged Finance and Retail, all of which remain subject to dedicated reviews. In addition, the portfolio is monitored through stress testing with the refinance profile of the book also regularly reviewed.

Cyber threat and unauthorised access to systems	~
There is an increased risk of service disruption or loss of data resulting from technology failures or malicious activities from internal or external threats. We seek to continue to monitor changes to the threat landscape, including those arising from ongoing geopolitical and macroeconomic events alongside third-party breaches and the impact this may have on risk management. We operate a continuous improvement programme to help protect our technology operations and to counter a fast-evolving cyber threat environment.

Evolving regulatory environment risk	}
The regulatory and compliance risk environment remains complex and is set against continued geopolitical risk and regulatory focus on ensuring good customer outcomes, orderly and transparent operation of financial markets, operational resilience, cyber resilience, financial resilience, model risk, ESG, financial crime, and risk management practices. The group is progressing the implementation of Basel 3.1 standards to various timescales, and the governmental and regulatory focus on improving growth is driving legislative and regulatory change.

Financial crime and fraud risk	~
We are exposed to financial crime risk from our customers, staff and third-parties engaging in criminal activity. The financial crime risk environment is heightened due to increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions and export controls compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Environmental, social and governance risk	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased due to the increasing frequency of severe weather events, diverging national agendas and complex regulatory expectations in Europe.
Financial institutions’ actions and investment decisions in respect of ESG matters continue to be subject to heightened scrutiny by stakeholders. Failure to meet these evolving expectations may have financial and non-financial impacts, including reputational, legal and regulatory compliance risks.

Digitalisation and technological advances	~
Developments in technology and changes in regulations continue to enable new entrants to the banking industry as well as new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and evolve our products to attract, retain and best serve our customers. Along with opportunities, new technology, including generative AI, can introduce risks and disruption. We seek to ensure technology developments are understood and managed with appropriate controls and oversight.

Internally driven
People risk	~
Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, changing skills requirements of our workforce, and compliance with employment laws and regulations. Failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims, and the risks are heightened during the current period of fundamental organisational change. The risk will continue to be reviewed and assessed to identify challenges and implement relevant actions.

IT systems infrastructure and operational resilience	}
We continue to monitor and improve our IT systems and network resilience, both on our premises and on the Cloud to minimise service disruption and improve customer experience. We operate a continuous improvement programme and continue to seek to reduce the complexity of our technology estate to help protect our technology operations.

Execution risk	~
Delivering change effectively is critical to achieving our strategy and enables us to meet rapidly-evolving customer and stakeholder needs. We seek to prioritise and deliver complex change in line with established risk management processes, to achieve sustainable outcomes, to meet industry and regulatory expectations and to fulfil our obligations to customers and clients. The impact of the ongoing reorganisation of the Group on the level of change execution risk in the near to medium term is being monitored.

11	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

Risk		Description
Internally driven (continued)
Model risk	~
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-
financial contexts, as well as in a range of business applications. Evolving regulatory requirements and enhanced expectations continue to drive changes to the way model risk is managed across the banking industry, with a particular focus on capital and credit loss models. We continue strengthening the dialogue with regulators within the region to seek to ensure our model risk management meets their expectations. New technologies, including generative AI, are driving a need for enhanced model risk controls.

Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the regulations that govern data privacy and cross-border movement of data.

Third-party risk	}
We procure goods and services from a range of third parties. In line with the macroeconomic and geopolitical climate, the risk of service disruption in our supply chain remains high. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

~	Risk has heightened during the first half of 2025
}	Risk remains at the same level during the first half of 2025

Managing risk
Economic, financial and geopolitical developments have in the past affected, and may in the future materially affect, the group’s customers, operations and financial risk profile. We maintain a proactive approach to managing our exposure to these risks,
supported by continuous monitoring and review.
Economic activity in the EU and the UK increased in the first half of
2025 as the global economy continued to grow, but developments were distorted by the acceleration of consumption and investment spending in anticipation of tariffs being imposed. Over the remainder of 2025, tariffs may become an increasing headwind to global growth, and economic forecasts and economic expectations have been lowered accordingly.
Risks to the global economy remain elevated due to the uncertainty over trade policies. High uncertainty may impact financial markets and further erode confidence, while higher tariffs could disrupt supply chains and reduce global trade. Such developments may adversely affect the group and our customers.
Tariffs, supply chain disruptions and reduced trade may also negatively impact fee income and demand for financing, although the reconfiguration of supply chains may also present new opportunities for investment and growth.
We remain subject to interest rate risk, which can affect net interest income, the fair value of our assets and liabilities, and overall financial performance.
Major central banks have adjusted their policy approach in light of recent economic uncertainty. The ECB has continued to cut interest rates, but has cited concern over the significant uncertainty in the global economy including the impact of tariffs, that might influence the pace and scale of further reductions. The Bank of England cut interest rates by a cumulative 50bps to 4.25%, amid concern that the weaker global backdrop may affect UK growth and employment,
despite continued domestic inflation risk.
Policy interest rates are expected to remain higher than prior to the
Covid-19 pandemic. Higher rates may reduce loan demand across key consumer and business segments, which could lead to a
deterioration in credit quality and weigh on real estate and other asset prices.
In a number of developed markets, government debt levels are rising amid spending pressure from rising social welfare costs and
increased expenditure on defence and climate transition. Our risk profile may be influenced by fiscal policies, public deficits and levels of indebtedness. For example, recent changes to US long-term interest rates and US dollar volatility could adversely impact the fiscal capacity and debt sustainability of highly-indebted sovereigns. In addition, a sharp rise in funding costs in our key markets could raise the credit and refinancing risks for our customers and counterparties.
The geopolitical environment has continued to increase in complexity and tensions could impact the group’s operations and its risk profile.
The ongoing conflict in the Middle East and the Russia-Ukraine war remain key sources of uncertainty, which may impact the group and our customers, including through increased market volatility and supply chain disruptions. During the second quarter of 2025, the war between Israel and Iran illustrated the threat of energy supply disruption to the global economy.
Existing and additional sanctions, trade restrictions, counter-sanctions and other retaliatory measures relating to geopolitical tensions may adversely affect the group, its customers and the markets in which the group operates.
Our business could also be adversely affected by economic and political developments in regions of the world outside of Europe. This reflects our extensive business links, through members of the HSBC
Group and other entities, in Asia and elsewhere. Tensions between
China and the US, which may extend to and involve other countries, may adversely affect the group.
In the first half of 2025, management adjustments to ECL were applied to reflect sector or portfolio risks that are not fully captured by our models. We continue to monitor, and seek to manage, the
potential implications of all the above developments on our
customers and our business.
We remain committed to investing in the reliability and resilience of our technology systems and critical services, including our ability to withstand and respond to cyber-attacks. We assess our third parties to help ensure they deliver the standard of services we require to provide resilient services to our customers. We do so to help protect our customers and counterparties, and to help ensure that we minimise any disruption to our services. In our approach to defending against these threats, we invest in business and technical controls to help us detect, prevent, manage and recover from issues in a timely manner within our risk appetite.
We continue to focus on improving the quality and timeliness of the data used to inform management decisions, and we are progressing with the implementation of our strategic and regulatory change initiatives to help deliver the right outcomes for our customers, people, investors and communities.
Our risk appetite
Our risk appetite defines our desired forward-looking risk profile, and informs the strategic and financial planning process. It provides an objective baseline to guide strategic decision making, helping to ensure that planned business activities provide an appropriate balance of return for the risk assumed, while remaining within acceptable risk levels. Risk appetite supports senior management in allocating capital, funding and liquidity optimally to finance growth, while monitoring exposure to non-financial risks.

HSBC Bank plc Interim Report 2025 on Form 6-K	12
Capital and liquidity remain at the core of our risk appetite framework, with forward-looking statements informed by stress testing. We continue to develop our climate risk appetite as we engage with businesses on including climate risk in decision making and starting to embed climate risk appetite into business planning.

Top and emerging risks
Our top and emerging risks process identifies forward-looking risks so that they can be considered in determining whether any
incremental action is needed to either prevent them from
materialising or to limit their effect.
Top risks are those that have the potential to have a material adverse impact on our financial results, reputation or business model. We actively manage and take actions to mitigate our top risks. Emerging risks are those that, while they could have a material impact on our risk profile were they to occur, are not considered immediate and are not under active management.
Our suite of top and emerging risks is subject to regular review by senior governance forums. We continue to monitor closely the identified risks and ensure robust management actions are in place, as required.
Our current top and emerging risks are summarised on the previous two pages and discussed in more detail on pages 23 to 28 of our
Annual Report and Accounts 2024.

Key developments in the first half of
2025
In the first half of 2025, we continued to manage risks related to macroeconomic and geopolitical uncertainties and develop risk management capabilities through the continued enhancement of our risk management framework. We also retained our focus on risk transformation and financial crime and continued to assess the group’s operational resilience capability while prioritising the most significant enterprise risks. We made progress with and continue to develop capabilities to address key risks described in our Annual
Report and Accounts 2024. More specifically, we sought to enhance our risk management in the following areas:
–We have advanced our comprehensive initiative aimed at
strengthening our regulatory reporting processes and making
them more sustainable, including enhancements to data,
consistency and controls. While this programme continues, there may be further impacts on some of our regulatory ratios as we implement recommended changes and continue to enhance our
controls across the process.
–We strengthened our control environment as part of the Group through the continued embedding of a Global Control Oversight function, which aims to drive a centralised approach to controls oversight across the first line of defence business and process owners, including a globally consistent approach to control
standards, aggregated reporting and testing.
–We enhanced our technology and cybersecurity controls to help improve the resilience and security of our technology services in response to the heightened external threat environment.
–We responded to new innovations in the financial system,
including growing adoption of digital assets and currencies, as well as the evolving use of AI through reviewing and enhancing controls across risk areas to help us and our customers safely benefit from innovation.
–We enhanced our processes, framework and controls to improve the oversight of our third parties. We have strengthened our due diligence and monitoring capabilities with respect to the financial stability of our third parties to better manage our supply chain and we continue to assess and seek to manage operational resilience.
–We have delivered further enhancements to the way we manage climate considerations across the organisation. This has been achieved in alignment with HSBC Group through risk policy and guideline updates and developing assessments to help manage
exposures. Additionally, we have reviewed a number of climate models and have sought to enhance our internal climate scenario analysis capabilities.
–We deployed advanced technology and analytics capabilities to improve our ability to identify suspicious activities and prevent financial crime. We will continue to evaluate technological
solutions to improve our capabilities in the detection and
prevention of financial crime.

Credit risk

13	Summary of credit risk
17	Measurement uncertainty and sensitivity analysis of ECL estimates
22	Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees

Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products, such as guarantees and credit derivatives or from holding assets in the form of debt securities.
Credit risk in the first half of 2025
There were no material changes to credit risk policy in the first half of
2025.
▶A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 31 of the Annual
Report and Accounts 2024.
At 30 June 2025, gross loans and advances to banks and customers of £95.4bn decreased by £2.7bn on a reported basis compared with
31 December 2024. This included total favourable foreign exchange movements of £1.6bn.
Excluding foreign exchange movements, the balance of personal gross loans and advances to customers decreased by £5.8bn. This was mainly due to reclassification of the retained portfolio of home and other loans in France to a hold-to-collect-and-sell business model, measuring at fair value through other comprehensive income. This was partially offset by a £0.3bn increase in wholesale gross loans and advances to customers, and a £1.2bn increase in gross loans and advances to banks.
At 30 June 2025, the allowance for ECL excluding foreign exchange movements in relation to loans and advances to customers
decreased by £197m from 31 December 2024.
This was attributable to:
–a £201m decrease in wholesale loans and advances to customers, of which £214m in stage 3; partially offset by £12m increase in stages 1 and 2 and a £1m balance increase in purchased or
originated credit-impaired (‘POCI’) loans; and
–a £4m increase in personal loans and advances to customers was mainly due to an increase in stage 3 balances by £9m and
decrease of £5m in stages 1 and 2.
The ECL charge for the first six months of 2025 was £75m, inclusive of recoveries.

13	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.
The following tables analyse loans by industry sector and represent the concentration of exposures on which credit risk is managed.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Jun 2025		At 31 Dec 2024
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/ nominal amount	Allowance for ECL[1]
	£m	£m	£m	£m
Loans and advances to customers at amortised cost	79,551	(670)	83,524	(858)
Loans and advances to banks at amortised cost	15,806	(3)	14,524	(3)
Other financial assets measured at amortised cost	244,062	(6)	237,475	(6)
– cash and balances at central banks	96,155	—	119,184	—
– reverse repurchase agreements – non-trading	68,408	—	53,612	—
– financial investments	14,953	—	12,226	—
– assets held for sale	3,473	(3)	2,591	(3)
– prepayments, accrued income and other assets[2]	61,073	(3)	49,862	(3)
Total on-balance sheet	339,419	(679)	335,523	(867)
Loans and other credit-related commitments	145,621	(46)	121,764	(49)
Financial guarantees[3]	2,855	(4)	2,876	(9)
Total off-balance sheet[4]	148,476	(50)	124,640	(58)
	487,895	(729)	460,163	(925)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	£m	£m	£m	£m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	52,547	(26)	46,649	(22)
– of which: assets held for sale	11,574	—	6,776	—
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 31 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
3Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
4Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in
‘Change for expected credit losses and other credit impairment charges’ in the income statement.

HSBC Bank plc Interim Report 2025 on Form 6-K	14
The following table provides an overview of the group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the
financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
–Purchased or originated credit-impaired financial assets (‘POCI’):
Financial assets that are purchased or originated at a deep
discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2025
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	72,761	5,051	1,700	39	79,551	(68)	(103)	(481)	(18)	(670)	0.1	2.0	28.3	46.2	0.8
– personal	13,401	766	295	—	14,462	(13)	(14)	(86)	—	(113)	0.1	1.8	29.2	—	0.8
– corporate and commercial	41,803	3,703	1,301	39	46,846	(44)	(84)	(372)	(18)	(518)	0.1	2.3	28.6	46.2	1.1
– non-bank financial institutions	17,557	582	104	—	18,243	(11)	(5)	(23)	—	(39)	0.1	0.9	22.1	—	0.2
Loans and advances to banks at amortised cost	15,752	53	1	—	15,806	(1)	(1)	(1)	—	(3)	—	1.9	100.0	—	—
Other financial assets measured at amortised cost	243,979	48	35	—	244,062	(3)	—	(3)	—	(6)	—	—	8.6	—	—
Loans and other credit-related commitments	142,777	2,701	140	3	145,621	(17)	(15)	(14)	—	(46)	—	0.6	10.0	—	—
– personal	1,050	27	2	—	1,079	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	60,314	2,361	136	3	62,814	(13)	(14)	(13)	—	(40)	—	0.6	9.6	—	0.1
– financial	81,413	313	2	—	81,728	(4)	(1)	(1)	—	(6)	—	0.3	50.0	—	—
Financial guarantees	2,582	229	44	—	2,855	(1)	(1)	(2)	—	(4)	—	0.4	4.5	—	0.1
– personal	124	1	—	—	125	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	1,102	176	44	—	1,322	(1)	(1)	(2)	—	(4)	0.1	0.6	4.5	—	0.3
– financial	1,356	52	—	—	1,408	—	—	—	—	—	—	—	—	—	—
At 30 Jun 2025	477,851	8,082	1,920	42	487,895	(90)	(120)	(501)	(18)	(729)	—	1.5	26.1	42.9	0.1
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit impaired (‘POCI‘).
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2.
The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30
DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 30 June 2025
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	5,051	45	38	(103)	(1)	(1)	2.0	2.2	2.6
– personal	766	43	11	(14)	(1)	(1)	1.8	2.3	9.1
– corporate and commercial	3,703	2	25	(84)	—	—	2.3	—	—
– non-bank financial institutions	582	—	2	(5)	—	—	0.9	—	—
Loans and advances to banks at amortised cost	53	—	—	(1)	—	—	1.9	—	—
Other financial assets measured at amortised cost	48	—	—	—	—	—	—	—	—
1Up-to-date accounts in stage 2 are not shown in amounts presented above.
2The days past due amounts are presented on a contractual basis.

15	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2024 (continued)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	75,844	5,546	2,096	38	83,524	(56)	(107)	(677)	(18)	(858)	0.1	1.9	32.3	47.4	1.0
– personal	18,733	955	259	—	19,947	(14)	(19)	(79)	—	(112)	0.1	2.0	30.5	—	0.6
– corporate and commercial	41,386	4,375	1,628	38	47,427	(35)	(85)	(454)	(18)	(592)	0.1	1.9	27.9	47.4	1.2
– non-bank financial institutions	15,725	216	209	—	16,150	(7)	(3)	(144)	—	(154)	—	1.4	68.9	—	1.0
Loans and advances to banks at amortised cost	14,457	67	—	—	14,524	(2)	(1)	—	—	(3)	—	1.5	—	—	—
Other financial assets measured at amortised cost	237,375	59	41	—	237,475	(4)	—	(2)	—	(6)	—	—	4.9	—	—
Loan and other credit-related commitments	116,787	4,812	162	3	121,764	(14)	(24)	(11)	—	(49)	—	0.5	6.8	—	—
– personal	1,149	4	2	—	1,155	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	58,281	3,775	146	3	62,205	(12)	(22)	(10)	—	(44)	—	0.6	6.8	—	0.1
– financial	57,357	1,033	14	—	58,404	(2)	(2)	(1)	—	(5)	—	0.2	7.1	—	—
Financial guarantees[1]	2,763	69	44	—	2,876	(2)	(1)	(6)	—	(9)	0.1	1.4	13.6	—	0.3
– personal	130	1	—	—	131	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	1,288	43	43	—	1,374	(2)	(1)	(5)	—	(8)	0.2	2.3	11.6	—	0.6
– financial	1,345	25	1	—	1,371	—	—	(1)	—	(1)	—	—	100.0	—	0.1
At 31 Dec 2024	447,226	10,553	2,343	41	460,163	(78)	(133)	(696)	(18)	(925)	—	1.3	29.7	43.9	0.2
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

Stage 2 days past due analysis at 31 December 2024 (continued)
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	5,546	81	48	(107)	(3)	(1)	1.9	3.7	2.1
– personal	955	74	19	(19)	(3)	(1)	2.0	4.1	5.3
– corporate and commercial	4,375	6	28	(85)	—	—	1.9	—	—
– non-bank financial institutions	216	1	1	(3)	—	—	1.4	—	—
Loans and advances to banks at amortised cost	67	—	—	(1)	—	—	1.5	—	—
Other financial assets measured at amortised cost	59	—	—	—	—	—	—	—	—
1Up-to-date accounts in stage 2 are not shown in amounts presented above.
2The days past due amounts presented above are on a contractual basis.

HSBC Bank plc Interim Report 2025 on Form 6-K	16
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 30 June 2025.
The quantitative classification shows gross carrying amount and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of material accounting policies’, on page 127 of the Annual Report and
Accounts 2024.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
▶A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page
127 of the Annual Report and Accounts 2024.

Loans and advances to customers and banks at 30 June 2025[1]
	Gross carrying amount					Allowance for ECL
	Loans and advances to customers					Loans and advances to customers
	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total stage 2	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total stage 2
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Quantitative	655	1,433	234	50	2,372	(13)	(28)	(3)	—	(44)
Qualitative	110	2,257	346	3	2,716	(1)	(56)	(2)	(1)	(60)
of which: forbearance	—	421	67	—	488	—	(3)	—	—	(3)
30 DPD backstop[2]	1	13	2	—	16	—	—	—	—	—
Total stage 2	766	3,703	582	53	5,104	(14)	(84)	(5)	(1)	(104)
ECL coverage %	1.8	2.3	0.9	1.9	2.0

Loans and advances to customers and banks at 31 December 2024[1]
	Gross carrying amount					Allowance for ECL
	Loans and advances to customers					Loans and advances to customers
	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total stage 2	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total stage 2
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Quantitative	776	2,135	126	64	3,101	(18)	(37)	(2)	—	(57)
Qualitative	174	2,225	89	3	2,491	(1)	(48)	(1)	(1)	(51)
of which: forbearance	—	422	—	—	422	—	(3)	—	—	(3)
30 DPD backstop[2]	5	15	1	—	21	—	—	—	—	—
Total stage 2	955	4,375	216	67	5,613	(19)	(85)	(3)	(1)	(108)
ECL coverage %	2.0	1.9	1.4	1.5	1.9
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2Days past due (‘DPD’).
Assets held for sale
At 30 June 2025, the most material balance of loans and advances held for sale came from our custody business in Germany.
‘Loans and other credit-related commitments’ and ‘financial
guarantees’, as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as ‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
	At 30 Jun 2025		At 31 Dec 2024
	Total gross loans and advances	Allowance for ECL	Total gross loans and advances	Allowance for ECL
	£m	£m	£m	£m
As reported	95,357	(673)	98,048	(861)
Reported in ‘Assets held for sale’	1,575	(3)	887	(3)
Total	96,932	(676)	98,935	(864)
At 30 June 2025, gross loans and advances classified as ‘Assets held for sale’ were £1,575m and the related impairment allowances for
ECL were £3m.
Lending balances held for sale continue to be measured at amortised cost less allowances for impairment and, therefore, such carrying amounts may differ from fair value.
These lending balances are part of associated disposal groups that are measured in their entirety at the lower of carrying amount and fair value less costs to sell. Any difference between the carrying amount of these assets and their sales price is part of the overall gain or loss on the associated disposal group as a whole.
▶For further details of the carrying amount and the fair value at 30 June 2025 of loans and advances to banks and customers classified as held for sale, see Note 11 on the interim condensed consolidated financial statements.

17	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of
significant judgement and estimation. We form multiple scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
Management judgemental adjustments are used where modelled
allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 30 June 2025, four scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Scenarios are updated with the latest economic forecasts and distributional estimates in each quarter.
Three scenarios, the Upside, Central and Downside, are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. Consensus estimates are deployed as conditioning variables in a proprietary expansion of the scenario variables. The fourth scenario, the
Downside 2, represents management’s view of severe downside
risks.
The consensus Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting. The consensus outer scenarios represent short-term cyclical deviations from the
Central scenario, where variable paths converge back to long-term trend expectations. They are calibrated to a 10% probability.
The Downside 2 scenario is narrative-driven and explores a more extreme economic outcome than those captured by the consensus scenarios. In this scenario variables do not, by design, revert to long-
term trend expectations and may instead explore alternative states of equilibrium, where economic variables move permanently away from past trends. It is calibrated to a 5% probability.
This weighting scheme is deemed appropriate for the unbiased estimation of ECL in most circumstances. However, management may depart from this probability-based scenario weighting approach when the economic outlook and forecasts are determined to be particularly uncertain and risks are elevated.
Management assessed that risk and uncertainty around the Central scenario projection remained elevated in the first half of the year
2025 and scenario weights were adjusted. Weight was reassigned from the Central scenario to the consensus Downside scenario.
In the first half of the year 2025, outer scenarios for most markets have been configured as demand shocks. To the downside, the
crystallisation of economic risks causes consumption and investment to fall sharply and commodity prices to decline. Inflation is lower relative to the Central scenario in most markets. In the upside scenario, robust economic growth drives investment and
consumption higher, causing a temporary acceleration of inflation.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section are formed by
HSBC with reference to external forecasts and estimates for the purpose of calculating ECL.
Forecasts may change and remain subject to uncertainty. Outer scenarios are designed to capture potential crystallisation of key economic and financial risks and alternative paths for economic variables.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario incorporates an expectation of slower global growth across many of our key markets in 2025-2026, relative to the fourth quarter of 2024. The deterioration reflects the anticipated effect of greater policy uncertainty and higher US tariff rates on trade, investment and employment. The scenario is consistent with the tariff rate, measured as an effective trade-weighted average, of
13.7% in 2025 and 8.6% in 2026.
In the UK, household and business confidence has weakened amid high policy uncertainty and restrictive interest rates. In Europe, manufacturing remains in a protracted downturn, and trade policy uncertainty is also weighing on sentiment. Planned increases in fiscal spending to support tax cuts, welfare spending and defence are expected to deliver only incremental additional growth, spread out over several years.
Global GDP is expected to grow by 2.3% in 2025 in the Central scenario and the average rate of global GDP growth is forecast to be
2.5% over the entire forecast period.
The key features of our Central scenario are:
–GDP growth rates in most of our main markets are expected to slow in 2025 compared with 2024, with only moderate recovery expected in 2026.
–Consistent with weaker expected growth, unemployment is
forecast to rise moderately in 2025, but remain low by historical standards.
–The expected evolution of inflation is more mixed by market. In the UK, it is set to remain above target through 2025 and 2026.
Changes to utility prices and employer taxes and wage costs are seen as the main driver of higher inflation in the UK.
–Challenging conditions are also forecast to continue in certain segments of the commercial property sector in a number of our key markets. Structural changes to demand in the office segment in particular are driving lower valuations.
–Policy interest rates in key markets are forecast to gradually decline in 2025 and 2026. In the longer term, they are expected to remain at a higher level than in the pre-pandemic period.
–The Brent crude oil price is forecast to average around $65 per barrel over the forecast period.
The Central scenario was created from consensus forecasts available in May, and reviewed continually until the end of June 2025.

HSBC Bank plc Interim Report 2025 on Form 6-K	18
The following table describes key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario 3Q25-2Q30 (as at 2Q25)
	UK	France
GDP (annual average growth rate, %)
2025	0.9	0.5
2026	1.2	1.0
2027	1.5	1.3
2028	1.5	1.3
2029	1.5	1.2
5-year average[1]	1.4	1.1
Unemployment rate (%)
2025	4.6	7.6
2026	4.7	7.7
2027	4.5	7.5
2028	4.3	7.4
2029	4.1	7.2
5-year average[1]	4.4	7.5
House prices (annual average growth rate, %)
2025	3.5	2.1
2026	1.2	4.3
2027	2.4	4.9
2028	3.3	4.1
2029	2.7	3.3
5-year average[1]	2.4	3.9
Inflation (annual average growth rate, %)
2025	3.0	1.3
2026	2.3	1.6
2027	2.0	1.9
2028	2.1	2.3
2029	2.0	2.2
5-year average[1]	2.2	1.9
Central bank policy rate (annual average, %)
2025	4.2	2.1
2026	3.7	1.6
2027	3.7	1.9
2028	3.8	2.2
2029	3.9	2.4
5-year average[1]	3.8	2.1
1The five-year average is calculated over the 20 quarter projection.

Consensus Central scenario 2025–2029 (as at 4Q24)
	UK	France
GDP (annual average growth rate, %)
2025	1.2	0.9
2026	1.3	0.9
2027	1.8	1.4
2028	1.6	1.5
2029	1.6	1.4
5-year average[1]	1.5	1.2
Unemployment rate (%)
2025	4.9	7.5
2026	4.7	7.3
2027	4.5	7.2
2028	4.3	7.0
2029	4.3	7.0
5-year average[1]	4.5	7.2
House prices (annual average growth rate, %)
2025	1.4	2.1
2026	3.8	4.4
2027	4.6	4.4
2028	3.5	3.8
2029	2.7	3.1
5-year average[1]	3.2	3.6
Inflation (annual average growth rate, %)
2025	2.4	1.2
2026	2.1	1.6
2027	2.1	2.0
2028	2.0	2.3
2029	2.0	2.2
5-year average[1]	2.1	1.9
Central bank policy rate (annual average, %)
2025	4.2	2.1
2026	3.9	1.8
2027	3.8	2.0
2028	3.7	2.0
2029	3.7	2.1
5-year average[1]	3.9	2.0
1The five-year average is calculated over the 20 quarter projection.

19	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

The graphs compare the respective Central scenario with current economic expectations beginning in the first half of the year 2025.
GDP growth: Comparison of Central scenarios

UK

4.0
3.0
2.0
1.0
0.0
-1.0
2024
2025
2026
2027
2028
2029
2030
4Q24 Central
2Q25 Central

4Q24 Central 5Y Average: 1.5%
2Q25 Central 5Y Average: 1.4%

Note: Real GDP shown as year-on-year percentage change.

France

4.0
3.0
2.0
1.0
0.0
-1.0
2024
2025
2026
2027
2028
2029
2030
4Q24 Central
2Q25 Central

4Q24 Central 5Y Average: 1.2%
2Q25 Central 5Y Average: 1.1%

Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
Compared to the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to long-run trend expectations. It also incorporates lower unemployment and higher asset prices than incorporated in the
Central scenario.
The scenario is consistent with a number of key upside risk themes.
These include a rollback of tariff measures, deregulation, a de-
escalation in geopolitical tensions as the Russia-Ukraine war moves quickly towards a conclusion and the conflict in the Middle East subsides, and an improvement in the US-China relationship.
The following table describes key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario (3Q25-2Q30)
	UK		France
GDP level (%, start-to-peak)[1]	11.0	(2Q30)	8.4	(2Q30)
Unemployment rate (%, min)[2]	3.0	(1Q27)	6.6	(2Q27)
House price index (%, start-to- peak)[1]	18.2	(2Q30)	23.3	(2Q30)
Inflation rate (YoY % change, max)[3]	3.3	(4Q25)	2.3	(4Q27)
Central bank policy rate (%, max)[3]	4.3	(3Q25)	2.5	(2Q30)

Consensus Upside scenario 2025–2029 (as at 4Q24)
	UK		France
GDP level (%, start-to-peak)[1]	11.3	(4Q29)	8.9	(4Q29)
Unemployment rate (%, min)[2]	3.5	(3Q26)	6.4	(4Q26)
House price index (%, start-to- peak)[1]	24.2	(4Q29)	22.8	(4Q29)
Inflation rate (YoY % change, min)[3]	1.4	(1Q26)	0.1	(4Q25)
Central bank policy rate (%, min)[3]	3.6	(4Q25)	1.4	(3Q25)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment in the scenario.
3Highest/lowest projected policy rate and year-on-year percentage change in inflation in the scenario.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. The scenarios are modelled so that economic shocks drive consumption and
investment lower and commodity prices fall. The nature of the shock varies with the evolution of the risk profile of each country.
Key downside risks include:
–an increase in protectionist policies, as countries that impose tariffs are met with countermeasures. This lowers investment, complicates international supply chains and reduces trade flows;
–a broader and more prolonged conflict in the Middle East and the
Russia-Ukraine war, which undermine confidence and investment;
and
–continued differences between the US and China, which affects economic confidence, and the global goods trade and supply
chains for critical technologies.
The consensus Downside scenario
In the consensus Downside scenario, economic activity is weaker compared with the Central scenario and the impact of tariffs on the global economy is worse than expected. The scenario is consistent with the tariff rate, measured as an effective trade-weighted average, rising to 27.6% in 2025, remaining at that level in 2026.
In this scenario, GDP declines, rates of unemployment rise and asset prices fall. The scenario features an increase in tariffs over and above those assumed in the Central scenario and an escalation of
geopolitical tensions. In most markets, inflation declines relative to the Central scenario, as tariffs are assumed to drive a drop in US import demand. Rising unemployment and falling commodity prices are also calibrated so that they weigh on activity.

HSBC Bank plc Interim Report 2025 on Form 6-K	20
The following table describes key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario (3Q25-2Q30)
	UK		France
GDP level (%, start-to-trough)[1]	(0.9)	(3Q27)	(0.6)	(1Q26)
Unemployment rate (%, max)[2]	6.2	(3Q26)	8.8	(1Q26)
House price index (%, start-to- trough)[1]	(6.4)	(4Q26)	0.2	(3Q25)
Inflation rate (YoY % change)[3]	1.3	(2Q26)	0.6	(2Q26)
Central bank policy rate (%)[3]	2.4	(1Q28)	0.4	(1Q26)

Consensus Downside scenario 2025–2029 (as at 4Q24)
	UK		France
GDP level (%, start-to-trough)[1]	(1.0)	(4Q26)	(0.6)	(1Q26)
Unemployment rate (%, max)[2]	6.1	(4Q25)	8.3	(3Q25)
House price index (%, start-to- trough)[1]	(4.5)	(1Q26)	(0.3)	(1Q25)
Inflation rate (YoY % change, max)[3]	3.4	(4Q25)	2.6	(3Q25)
Central bank policy rate (%, max)[3]	5.0	(1Q25)	3.2	(1Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment in the scenario.
3Due to the calibration of inflation and interest rates in 2Q25, the table shows lowest year-on-year percentage change in inflation and projected policy rates as at 2Q25, and the highest rates as at 4Q24.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic distribution.
The narrative incorporates the crystallisation of a number of risks simultaneously, including significant increases in tariffs and a further escalation of geopolitical crises globally. The scenario is consistent with the tariff rate, measured as an effective trade-weighted average, rising to 31.6% in 2025, remaining at that level in 2026. In this scenario, confidence and asset prices fall sharply. The subsequent drop in demand leads to a steep fall in commodity prices, and a rapid increase in unemployment.
The following table describes key macroeconomic variables in the
Downside 2 scenario.

Downside 2 scenario (3Q25-2Q30)
	UK		France
GDP level (%, start-to-trough)[1]	(5.5)	(4Q26)	(6.3)	(4Q26)
Unemployment rate (%, max)[2]	8.7	(4Q26)	10.8	(2Q27)
House price index (%, start-to- trough)[1]	(26.8)	(2Q27)	(6.8)	(4Q26)
Inflation rate (YoY % change)[3]	(1.9)	(2Q26)	(0.4)	(3Q26)
Central bank policy rate (%)[3]	1.6	(3Q26)	(0.1)	(2Q26)

Downside 2 scenario 2025–2029 (as at 4Q24)
	UK		France
GDP level (%, start-to-trough)[1]	(9.1)	(2Q26)	(7.9)	(2Q26)
Unemployment rate (%, max)[2]	8.4	(2Q26)	10.4	(1Q27)
House price index (%, start-to- trough)[1]	(27.2)	(4Q26)	(14.0)	(2Q27)
Inflation rate (YoY % change, max)[3]	10.1	(2Q25)	7.6	(2Q25)
Central bank policy rate (%, max)[3]	5.5	(1Q25)	4.2	(1Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment in the scenario.
3Due to the calibration of inflation and interest rates in 2Q25, the table shows lowest year-on-year percentage change in inflation and projected policy rates as at 2Q25, and the highest rates as at 4Q24.
Scenario weightings
Scenario weightings are calibrated to probabilities that are determined with reference to consensus forecast probability
distributions. Management may then choose to vary weights if they assess that the calibration lags more recent events, or does not reflect their view of the distribution of economic and geopolitical risk.
Management’s view of the scenarios and the probability distribution takes into consideration the relationship of the consensus scenario for both internal and external assessments of risk.
In the first half of the year 2025, key considerations around uncertainty attached to the Central scenario projections focused on:
–US import tariffs and bilateral tariff escalations globally. Discussion noted the impact on trade and manufacturing supply chains and the uncertainty attached to tariff rate assumptions;
–the outlook for real estate in our key markets, particularly in the
UK;
–some reduction in estimation and forecast uncertainty for UK unemployment given ongoing methodology updates at the Office for National Statistics; and
–geopolitical risks, including those arising from the conflict in the
Middle East and the Russia-Ukraine war.
For the first half of the year 2025, scenario weights were adjusted to the downside to reflect greater risk and uncertainty around the
Central scenario projection. Management assessed that the change was appropriate given elevated market measures of volatility and policy uncertainty.
As a consequence, the consensus Central scenario for all key markets was assigned a weight of 65%, down from 75% at
31 December 2024. The weight assigned to the consensus Upside scenario was left unchanged at 10%. The remaining 25% was
assigned to the two Downside scenarios. The consensus Downside scenario received a weight of 20%, up from 10% at 31 December
2024. The weight assigned to the Downside 2 scenario was left unchanged at 5%.
In light of the Israel-Iran conflict in the Middle East during June 2025, management monitored developments and assessed potential
implications. Given the limited lasting consequences for global markets, including oil, and the swift subsequent de-escalation, no additional action was deemed necessary for economic scenarios or weights.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	France
2Q25
Upside	10	10	10
Central	75	65	65
Downside	10	20	20
Downside 2	5	5	5

4Q24
Upside	10	10	10
Central	75	75	75
Downside	10	10	10
Downside 2	5	5	5

21	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in the UK and France.

UK

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

France

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2024
2025
2026
2027
2028
2029
2030
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.
Critical estimates and judgements
The calculation of ECL under IFRS 9 involved significant judgements, assumptions and estimates at 30 June 2025. These included:
–the selection and configuration of economic scenarios, given the constant change in economic conditions and distribution of
economic risks; and
–estimating the economic effects of those scenarios on ECL,
where similar observable historical conditions cannot be captured by the credit risk models.
How economic scenarios are reflected in ECL
calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail portfolios are set out on page 47 of the Annual Report and Accounts 2024. Models are used to reflect economic scenarios in ECL estimates. These models are based largely on historical observations and correlations with default.
Economic forecasts and ECL model responses to these forecasts are subject to a degree of uncertainty. The models continue to be supplemented by management judgemental adjustments where
required.
Management judgemental adjustments
The management judgemental adjustments in relation to ECL
allowance are detailed on page 47 of the Annual Report and Accounts
2024.

Management judgemental adjustments to ECL at 30 Jun 2025[1]
	Retail	Wholesale[2]	Total
	£m	£m	£m
Modelled ECL (A)[3]	110	111	221
Corporate lending adjustments	—	21	21
Other credit judgements	11	39	50
Total management judgemental adjustments (B)[4]	11	60	71
Other adjustments (C)[5]	6	—	6
Final ECL (A+B+C)[6]	127	171	298

Management judgemental adjustments to ECL at 31 Dec 2024[1]
	Retail	Wholesale[2]	Total
	£m	£m	£m
Modelled ECL (A)[3]	125	154	279
Corporate lending adjustments	—	25	25
Other credit judgements	9	(13)	(4)
Total management judgemental adjustments (B)[4]	9	12	21
Other adjustments (C)[5]	(15)	—	(15)
Final ECL (A+B+C)[6]	119	166	285
1Management judgemental adjustments presented in the table reflect increases or (decreases) in allowance for ECL, respectively.
2The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
3(A) refers to probability-weighted allowance for ECL before any adjustments are applied.
4(B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit loses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model and/or to any late-
breaking events.
5(C) refers to adjustments to allowance for ECL made to address process limitations and data/model deficiencies and can also include, where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
6As presented within our internal credit risk governance (see page 31 of the
Annual Report and Accounts 2024).
At 30 June 2025, wholesale management judgemental adjustments were an increase to allowance for ECL of £60m (31 December 2024:
£12m increase). Corporate lending adjustments were made to reflect heightened uncertainty to exposures in automotive and industrial sectors in Germany, additionally an overlay was applied in UK to better align ECL to recent portfolio performance. Other credit judgements increase was largely due to adjustments applied to
France and Germany to better align Loss Given Default (‘LGD’) model outputs to historical portfolio performance.
At 30 June 2025, retail management judgemental adjustments were an increase to allowance for ECL £11m (31 December 2024: £9m increase). Other adjustments were £6m increase to allowance for
ECL as of 30 June 2025 (31 December 2024: £15m decrease). These adjustments are due to model limitations and country-specific risks related to future macroeconomic conditions not fully captured by the modelled output.

HSBC Bank plc Interim Report 2025 on Form 6-K	22
Economic scenarios sensitivity analysis of
ECL estimates
The economic scenarios sensitivity analysis of ECL estimates is detailed on page 48 of the Annual Report and Accounts 2024.
Wholesale and retail sensitivity
The wholesale and retail sensitivity tables present the 100%-
weighted results. These exclude portfolios held by the insurance business, private banking and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each
scenario.
For both retail and wholesale portfolios, the gross carrying amount of financial instruments is the same under each scenario. For exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.

IFRS 9 ECL sensitivity to future economic conditions
	Reported Gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Consensus Downside 2 scenario allowance for ECL
At 30 Jun 2025	£m	£m	£m	£m	£m	£m
Corporate and commercial and NBFIs[1,2,3]	339,565	173	158	135	222	355
– of which: UK	132,667	34	31	26	62	101
– of which: France	141,818	93	87	76	106	141
Mortgages[4]	4,403	56	56	55	56	62
– of which: UK	1,969	2	2	2	2	4
Credit cards and other retail[4]	68	1	1	1	1	1

At 31 Dec 2024
Corporate and commercial and NBFIs[1,2,3]	347,588	165	155	130	192	552
– of which: UK	139,207	39	35	25	50	284
– of which: France	145,484	64	63	55	76	99
Mortgages[4]	4,479	67	66	66	67	74
– of which: UK	1,979	2	2	2	2	4
Credit cards and other retail[4]	68	1	1	1	1	1
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3Excludes defaulted obligors.
4Allowance for ECL sensitivities exclude portfolios utilising less complex modelling approaches.
Compared with 31 December 2024, the Downside 2 ECL impact decreased, mostly in the UK due to new PD models. These models include a recent calibration of credit risk experience under a higher interest rate environment, and result in a reduction of sensitivity to severe stress under similar conditions.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers
represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2)
ECL measurement basis. Net remeasurement excludes the
underlying CRR/PD movements of the financial instruments
transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘Net new and further lending/repayments’ represent the impact from volume movements within the group’s lending portfolio and include ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayment’.

23	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
(Reviewed)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2025	177,176	(74)	10,494	(133)	2,302	(694)	41	(18)	190,013	(919)
Transfers of financial instruments:	834	(23)	(987)	25	156	(2)	—	—	3	—
– transfers from stage 1 to stage 2	(4,377)	4	4,377	(4)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	5,318	(27)	(5,318)	27	—	—	—	—	—	—
– transfers to stage 3	(111)	—	(149)	9	262	(9)	—	—	2	—
– transfers from stage 3	4	—	103	(7)	(106)	7	—	—	1	—
Net remeasurement of ECL arising from transfer of stage	—	21	—	(15)	—	—	—	—	—	6
Net new and further lending/ repayments	(449)	(6)	(1,551)	20	(341)	13	1	—	(2,340)	27
Changes to risk parameters – credit quality	—	(11)	—	(47)	—	(64)	—	(1)	—	(123)
Changes to model used for ECL calculation	—	6	—	29	—	—	—	—	—	35
Assets written off	—	—	—	—	(259)	259	—	—	(259)	259
Foreign exchange	3,456	1	231	(1)	46	(9)	—	—	3,733	(9)
Others[2,3,4]	(4,006)	(1)	(153)	2	(19)	(1)	—	1	(4,178)	1
At 30 Jun 2025	177,011	(87)	8,034	(120)	1,885	(498)	42	(18)	186,972	(723)
ECL income statement change for the period		10		(13)		(51)		(1)		(55)
Recoveries										1
Others										(22)
Total ECL income statement change for the period										(76)

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
	At 30 Jun 2025		Half-year ended 30 Jun 2025
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	£m	£m	£m
As above	186,972	(723)	(76)
Other financial assets measured at amortised cost	244,062	(6)	—
Non-trading reverse purchase agreement commitments	56,861	—	—
Performance and other guarantee not considered for IFRS 9	—	—	2
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/ Summary consolidated income statement	487,895	(729)	(74)
Debt instruments measured at FVOCI	52,547	(26)	(1)
Total allowance for ECL/total income statement ECL change for the period	N/A	(755)	(75)
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Includes the period on period movement in exposures relating to other HSBC Group companies. At 30 June 2025, this amount increased by £2.1bn and was classified as stage 1 with no ECL.
3Total includes £0.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, reflecting business disposals as disclosed in Note 11: ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 48.
4This includes £5.6bn of gross carrying loans and advances to customers and corresponding allowance for ECL of £6m in relation to France retail portfolio of home and certain other loans, which were classified to assets held for sale in 1H25, reflecting business disposals as disclosed in Note 11: ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 48.

HSBC Bank plc Interim Report 2025 on Form 6-K	24

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Reviewed)
	Non-credit impaired				Credit Impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	162,228	(91)	15,445	(147)	2,556	(903)	35	(6)	180,264	(1,147)
Transfers of financial instruments:	2,460	(42)	(3,223)	47	763	(5)	—	—	—	—
– transfers from stage 1 to stage 2	(7,440)	8	7,440	(8)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	10,182	(48)	(10,182)	48	—	—	—	—	—	—
– transfers to stage 3	(390)	1	(649)	13	1,039	(14)	—	—	—	—
– transfers from stage 3	108	(3)	168	(6)	(276)	9	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	29	—	(22)	—	—	—	—	—	7
Net new and further lending/repayments	10,816	7	(1,409)	3	(635)	322	6	(7)	8,778	325
Changes to risk parameters – credit quality	—	23	—	(31)	—	(504)	—	(5)	—	(517)
Changes to model used for ECL calculation	—	(1)	—	17	—	—	—	—	—	16
Assets written off	—	—	—	—	(257)	255	—	—	(257)	255
Foreign exchange	(4,916)	2	(345)	2	(83)	24	—	—	(5,344)	28
Others[2]	6,588	(1)	26	(2)	(42)	117	—	—	6,572	114
At 31 Dec 2024	177,176	(74)	10,494	(133)	2,302	(694)	41	(18)	190,013	(919)
ECL income statement change for the period		58		(33)		(182)		(12)		(169)
Recoveries										2
Others										13
Total ECL income statement change for the period										(154)

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
	At 31 Dec 2024		12 months ended 31 Dec 2024
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	£m	£m	£m
As above	190,013	(919)	(154)
Other financial assets measured at amortised cost	237,475	(6)	(6)
Non-trading reverse purchase agreement commitments	32,675	—	—
Performance and other guarantees not considered for IFRS 9			(2)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/ Summary consolidated income statement	460,163	(925)	(162)
Debt instruments measured at FVOCI	46,649	(22)	(1)
Total allowance for ECL/total income statement ECL change for the period	N/A	(947)	(163)
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Includes the period on period movement in exposures relating to other HSBC Group companies. At 31 December 2024, these amounted to £0.77bn and were classified as stage 1 with no ECL.

Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements. This includes the risk of adverse impact on earnings or capital due to structural and transactional foreign exchange exposures, as well as changes in market interest rates, together with pension risk and insurance risk.
Key developments in the first half of 2025
–HSBC Bank plc continues to maintain and benefit from a healthy capital, liquidity and funding position, which has not been
materially impacted by the periods of volatility in the
macroeconomic environment and global markets during the first half of the year.
–See page 10 for a summary of key risks including geopolitical and macroeconomic risks that we are managing.
▶For quantitative disclosures on capital ratios, own funds and RWAs, see pages 25 to 26. For quantitative disclosures on interest rate in the banking book, see page 25.
Capital, liquidity and funding risk
management processes
Assessment and risk appetite
A summary of our risk management approach and processes is set out on pages 73 to 77 of our Annual Report and Accounts 2024.
HSBC Holdings provides Minimum Requirement for Own Funds and
Eligible Liabilities (‘MREL’) to HSBC Bank plc and its other subsidiaries, including equity and non-equity capital. These investments are funded by HSBC Holdings’ own equity capital and
MREL– eligible debt. MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure.

25	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

For a description of our resolution groups and approach to stress testing and resolution planning see pages 74 and 75 of the Annual
Report and Accounts 2024.
For details on Regulatory developments, see our Pillar 3 Disclosures at 30 June 2025, which is expected to be published on or around
6 August 2025 at https:www.hsbc.com/investors.
Measurement of interest rate risk in the
banking book processes
A summary of our risk management approach and processes is set out on page 75 of our Annual Report and Accounts 2024.
Banking net interest income sensitivity
disclosure
An immediate interest rate rise of 100bps would increase projected banking NII by £8m. An immediate interest rate fall of 100bps would decrease projected banking NII by £8m.
The sensitivity of banking NII for 12 months as at 30 June 2025 decreased by £44m in the plus 100bps parallel shock, and by £44m in the minus 100bps parallel shock, when compared with 31 December
2024. The drivers of the reduction in banking NII sensitivity include the increase in stabilisation activities in line with Group strategy.

Banking NII sensitivity to an instantaneous change in yield curves (12 months)
	+100bps parallel	-100bps parallel	-100bps parallel
	Year 1 (Jul 2025 to Jun 2026)		Year 2 (Jul 2026 to Jun 2027)	Year 3 (Jul 2027 to Jun 2028)
Based on balance sheet at 30 Jun 2025 (£m)	8	(8)	(30)	(73)

	Year 1 (Jan 2025 to Dec 2025)		Year 2 (Jan 2026 to Dec 2026)	Year 3 (Jan 2027 to Dec 2027)
Based on balance sheet at 31 Dec 2024 (£m)	52	(52)	(44)	(110)
Capital risk in the first half of 2025
Capital overview

Capital adequacy metrics
	At
	30 Jun 2025	31 Dec 2024
Risk-weighted assets ('RWAs') (£m)
Credit risk	65,345	61,456
Counterparty credit risk	19,101	18,228
Market risk	14,363	18,519
Operational risk	13,898	14,048
Total RWAs	112,707	112,251
Capital on a transitional basis (£m)
Common equity tier 1 ('CET1') capital	21,840	21,896
Tier 1 capital	25,959	25,828
Total capital	40,612	41,306
Capital ratios on a transitional basis (%)
Common equity tier 1	19.4	19.5
Total tier 1	23.0	23.0
Total capital ratio	36.0	36.8
Leverage ratio (fully phased-in)
Tier 1 capital (£m)	25,959	25,828
Total leverage ratio exposure measure (£m)	501,586	468,557
Leverage ratio (%)	5.2	5.5
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulations and directives, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be
subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital
Requirements Regulation and Directive, the CRR II regulation and the
Prudential Regulation Authority (‘PRA’) Rulebook (‘CRR II’). Effective
1 January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the CRR II grandfathering provisions on
28 June 2025. Accordingly, our current period numbers are the same on both the transitional and end-point basis.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
Own funds

Own funds disclosure
		At
		30 Jun 2025	31 Dec 2024
Ref*		£m	£m
6	Common equity tier 1 capital before regulatory adjustments	23,442	23,064
28	Total regulatory adjustments to common equity tier 1	(1,602)	(1,168)
29	Common equity tier 1 capital	21,840	21,896
36	Additional tier 1 capital before regulatory adjustments	4,119	3,932
44	Additional tier 1 capital	4,119	3,932
45	Tier 1 capital	25,959	25,828
51	Tier 2 capital before regulatory adjustments	15,014	15,835
57	Total regulatory adjustments to tier 2 capital	(361)	(357)
58	Tier 2 capital	14,653	15,478
59	Total capital	40,612	41,306
	Capital ratios	%	%
61	Common equity tier 1 (as a percentage of total risk exposure amount)	19.38	19.51
62	Tier 1 (as a percentage of total risk exposure amount)	23.03	23.01
63	Total capital (as a percentage of total risk exposure amount)	36.03	36.80
*These are references to lines prescribed in the Pillar 3 ‘Own funds disclosure’ template.

HSBC Bank plc Interim Report 2025 on Form 6-K	26
At 30 June 2025, our common equity tier 1 ('CET1') capital ratio decreased to 19.4% from 19.5% at 31 December 2024. The key
drivers of the decline in our CET1 ratio were:
–a (0.8) percentage point decrease from reduction in fair value through other comprehensive income reserve due to fair value movements;
–a (0.6) percentage point decrease driven by higher RWAs, mainly due to an increase in asset size and methodology changes in our
CIB business;
–a 0.8 percentage point increase due to FX movement, prudential valuation adjustments and other movements; and
–a 0.5 percentage point increase from capital generation through profits net of dividend payment.
Throughout 2025, we complied with the PRA's regulatory capital adequacy requirements, including those relating to stress testing.
Risk-weighted assets

RWA movement by key driver
Total RWAs
£m
RWAs at 1 Jan 2025	112,251
Asset size	1,604
Asset quality	510
Methodology and policy	1,536
Acquisitions and disposals	(382)
Foreign exchange movement	(2,812)
Total RWA movement	456
RWAs at 30 Jun 2025	112,707
During the first half of year, RWAs increased by £0.5bn. Excluding foreign currency translation differences of £(2.8)bn, RWAs rose by
£3.3bn.
Asset size
The £1.6bn increase in Asset size was mainly driven by:
–£2.8bn rise in Credit Risk RWAs primarily due to an increase in corporate loans exposures in our CIB business, partly offset by a revaluation of loan assets leading to a reduction in original exposure and RWAs.
–£1.5bn rise in Counterparty Credit Risk RWAs primarily due to a rise in derivatives and Securities Financing Transactions portfolio driven by client activity and favourable yields, mainly in our CIB business.
–£(2.7)bn fall in Market risk RWAs, mainly due to a reduction in stressed value at risk (‘SVaR’) averages, resulting from changes in the stressed period windows. This was further supplemented by the decrease driven by lower foreign exchange exposures.
Asset quality
The asset quality increase of £0.5bn was primarily driven by portfolio mix changes in Credit Risk.
Methodology and policy
The £1.5bn increase was primarily driven by methodology changes in our CIB business, partly offset by the restructuring of legacy securitisation positions.
Acquisitions and disposals
The £(0.4)bn decrease was mainly driven by a PRA waiver granted in
2025 for the exclusion of operational risk RWAs associated with the sale of our retail banking operations in France.
Leverage ratio
Our leverage ratio was 5.2% at 30 June 2025, down from 5.5% at
31 December 2024. This was driven by the increase in leverage exposure, mainly due to growth in balance sheet, partially offset by a rise in Tier 1 capital.
At 30 June 2025, our UK minimum leverage ratio requirement of
3.25% was supplemented by a countercyclical leverage ratio buffer of 0.40%. The leverage ratio is expressed in terms of Tier1 capital but these buffers translated to CET1 capital values of £2.0bn. We exceeded these leverage requirements throughout 1H25.

Leverage ratio
	At
	30 Jun 2025	31 Dec 2024
	£m	£m
Tier 1 capital	25,959	25,828
Total leverage ratio exposure	501,586	468,557
	%	%
Leverage ratio	5.2	5.5
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 30 June 2025 is expected to be published on or around 6 August 2025, on our
website www.hsbc.com/investors.
Market risk in the first half of 2025
There were no material changes to the policies and practices for the management of market risk in the first half of 2025.
We continued to manage market risk prudently in the first half of
2025. Market risk was managed using a complementary set of risk measures and limits including stress testing and scenario analysis.
Main sensitivity exposures and Value at Risk (‘VaR’) levels remained within risk appetite, as the business pursued its core market making activities in support of our customers. We ran stress testing for scenarios focusing on the potential financial impact of US trade tariffs, conflict in the Middle East and Russia- Ukraine war.
Trading portfolios
Value at risk of the trading portfolios
The Trading VaR predominantly resides within Market Securities
Services where it stood at £19.4m as at 30 June 2025, compared with £21.8m at 31 December 2024. The Trading VaR was driven by the market making activity in developed and emerging market on rates, FX, equities and credit products. The Total Trading VaR peaked at £32.3m in June 2025 following increased market making activities on rates and FX products. The Trading VaR subsequently decreased from the peak level and remained fairly stable.

27	HSBC Bank plc Interim Report 2025 on Form 6-K
Risk

The trading VaR for the half-year to 30 June 2025 is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange (‘FX’) and commodity	Interest rate (‘IR’)	Equity (‘EQ’)	Credit spread (‘CS’)	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m	£m	£m
Half-year to 30 Jun 2025	7.5	7.4	10.5	9.0	(15.0)	19.4
Average	9.3	11.2	11.1	6.6	(14.7)	23.5
Maximum	20.1	19.2	15.3	11.0		32.3
Minimum	3.8	6.0	8.6	3.8		16.3

Half-year to 30 Jun 2024	10.0	15.0	10.7	7.0	(16.5)	26.2
Average	8.1	21.4	9.5	7.4	(18.4)	27.9
Maximum	14.8	27.8	11.5	9.3		37.2
Minimum	4.2	12.6	8.1	4.5		18.7

Half-year to 31 Dec 2024	6.9	11.2	12.6	4.6	(13.5)	21.8
Average	8.5	13.7	11.3	5.7	(14.7)	24.5
Maximum	14.8	23.9	13.4	7.7		36.1
Minimum	4.5	7.8	9.1	4.1		18.5
1Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2The Total VaR is non-additive across risk types due to diversification effect and it includes “Risks Not in VaR” (“RNIV”) add-ons.
Back-testing
In the first half of 2025, there were no back-testing exceptions against actual as well as hypothetical profit and losses.
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading portfolios comprise of positions that primarily arise from the interest rate management of our retail and wholesale banking assets and liabilities, financial investments measured at fair value through other comprehensive income (‘FVOCI’) or at amortised cost.
A summary of the methodology for our VaR of non-trading portfolios can be found on page 75 of our Annual Report and Accounts 2024.
Insurance operations were excluded from non-trading VaR as of
30 June 2025, which resulted in an immaterial impact.
Details on insurance operations can be found on page 28 and the market risk impact of insurance operations on page 92 of the Annual
Report and Accounts 2024.
The non-trading 10d VaR in the half year to 30 June 2025 was driven by interest rate risk in the banking book arising from Markets
Treasury positions. The non-trading VaR remained stable at £124m at
30 June 2025, compared with £134m at 31 December 2024, with the minimal variation in VaR over this period driven by the duration risk associated with Markets Treasury positioning in response to changing rate expectations.
The non-trading VaR for the half-year to 30 June 2025 is shown in the table below.

Non-trading VaR, 99% 10 day
	Interest rate ('IR')	Credit spread ('CS')	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m
Half-year to 30 Jun 2025	88.1	41.9	(6.0)	123.9
Average	89.1	42.9	(3.7)	128.3
Maximum	115.9	45.7		147.2
Minimum	75.0	41.4		113.2

Half-year to 30 Jun 2024	128.4	36.9	(40.1)	125.3
Average	143.6	36.3	(37.6)	142.4
Maximum	202.3	42.0		216.3
Minimum	66.2	29.6		70.0

Half-year to 31 Dec 2024	101.0	41.1	(8.4)	133.7
Average	85.2	39.7	(25.7)	99.1
Maximum	131.9	57.7		133.7
Minimum	41.5	29.1		54.8
1Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2The total VaR is non-additive across risk types due to diversification effect.
Non-trading VaR excludes equity risk on securities held at fair value, non-trading book foreign exchange risk, insurance operations and the risks arising from long term capital issuance. HSBC’s management of market risk in the non-trading book is described on page 25.

HSBC Bank plc Interim Report 2025 on Form 6-K	28
Insurance manufacturing operations risk
Insurance manufacturing operations risk profile in the first half of 2025
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described on page 89 of the Annual Report and Accounts 2024.
The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
	Life direct participating and investment DPF contracts[1]	Life other[2]	Other contracts[3]	Shareholder assets and liabilities	Total
	£m	£m	£m	£m	£m
Financial assets	4,010	45	1,021	429	5,505
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	3,506	30	1,014	363	4,913
– derivatives	8	—	—	—	8
– financial investments – at amortised cost	—	—	—	2	2
– financial assets at fair value through other comprehensive income	—	—	—	—	—
– other financial assets[4]	496	15	7	64	582
Insurance contract assets	—	45	—	—	45
Reinsurance contract assets	—	132	—	—	132
Other assets and investment properties[5]	19,149	1	4	1,257	20,411
Total assets at 30 Jun 2025	23,159	223	1,025	1,686	26,093
Liabilities under investment contracts designated at fair value	—	—	1,074	—	1,074
Insurance contract liabilities	3,452	255	—	—	3,707
Reinsurance contract liabilities	—	29	—	—	29
Deferred tax	—	—	—	8	8
Other liabilities[5]	18,165	31	—	1,891	20,087
Total liabilities	21,617	315	1,074	1,899	24,905
Total equity	—	—	—	1,188	1,188
Total liabilities and equity at 30 Jun 2025	21,617	315	1,074	3,087	26,093

Financial assets	3,749	48	1,026	421	5,244
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	3,223	32	1,018	365	4,638
– derivatives	5	—	—	—	5
– financial investments – at amortised cost	—	—	—	1	1
– financial assets at fair value through other comprehensive income	—	—	—	—	—
– other financial assets[4]	521	16	8	55	600
Insurance contract assets	—	38	—	—	38
Reinsurance contract assets	—	132	—	—	132
Other assets and investment properties[5]	18,229	1	—	1,176	19,406
Total assets at 31 Dec 2024	21,978	219	1,026	1,597	24,820
Liabilities under investment contracts designated at fair value	—	—	1,078	—	1,078
Insurance contract liabilities	3,165	259	—	—	3,424
Reinsurance contract liabilities	—	38	—	—	38
Deferred tax	—	—	—	9	9
Other liabilities	17,355	32	—	1,761	19,148
Total liabilities	20,520	329	1,078	1,770	23,697
Total equity	—	—	—	1,123	1,123
Total liabilities and equity at 31 Dec 2024	20,520	329	1,078	2,893	24,820
1‘Life direct participating and investment DPF’ contracts are substantially measured under the variable fee approach measurement model.
2‘Life other’ mainly includes protection type contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life participating and investment discretionary participation feature ('DPF') contracts.
3‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
4‘Other financial assets’ comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.
5‘Other assets and investment properties’ includes £20,338m (31 December 2024: £19,309m) and ‘Other liabilities’ includes £19,606m (31 December 2024:
£18,668m) in respect of the classification of the French life insurance business to held for sale. Further details are provided on page 48.

Board Changes
Colin Bell resigned from the Board and as Chief Executive Officer of the bank on 31 December 2024. Michael Roberts was appointed to the
Board and as Chief Executive Officer of the bank and Corporate and Institutional Banking, and Ann Godbehere was appointed to the Board as a non-executive Director, with effect from 1 January 2025.
Deirdre Hannigan joined the Board as a non-executive Director with effect from 1 March 2025.
At the conclusion of the Annual General Meeting held on 24 April 2025, Stephen O’Connor, who served as the Chair of the Board, together with Yukiko Omura and Norma Dove-Edwin, retired from the Board as non-executive Directors. Ann Godbehere was appointed as Chair of the
Board with effect from 24 April 2025.
Lynne Stuart resigned as interim Company Secretary with effect from 12 June 2025 and Micheal McDermott was appointed as Company
Secretary with effect from 13 June 2025.

29	HSBC Bank plc Interim Report 2025 on Form 6-K
Interim condensed financial statements

Interim condensed financial statements

Contents
29	Consolidated income statement
30	Consolidated statement of comprehensive income
31	Consolidated balance sheet
32	Consolidated statement of changes in equity
35	Consolidated statement of cash flows

Consolidated income statement

	Half-year to
	30 Jun 2025	30 Jun 2024
	£m	£m
Net interest income	594	658
– interest income	8,224	10,007
– interest expense	(7,630)	(9,349)
Net fee income	661	654
– fee income	1,516	1,375
– fee expense	(855)	(721)
Net income from financial instruments held for trading or managed on a fair value basis	2,775	2,334
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	316	430
Gains less losses from financial investments	28	5
Losses recognised on Assets held for sale	(42)	(62)
Insurance finance expense	(362)	(535)
Insurance service result	70	102
– Insurance revenue	178	212
– Insurance service expense	(108)	(110)
Other operating income/(expense)	95	(34)
Net operating income before change in expected credit losses and other credit impairment charges[1]	4,135	3,552
Change in expected credit losses and other credit impairment charges	(75)	53
Net operating income	4,060	3,605
Total operating expenses	(2,925)	(2,485)
– employee compensation and benefits	(1,040)	(837)
– general and administrative expenses	(1,702)	(1,590)
– depreciation and impairment of property, plant and equipment and right of use assets	(62)	(25)
– amortisation and impairment of intangible assets	(121)	(33)
Operating profit	1,135	1,120
Share of profit in associates and joint ventures	29	16
Profit before tax	1,164	1,136
Tax expense	(312)	(405)
Profit for the period	852	731
Profit attributable to the parent company	842	715
Profit attributable to non-controlling interests	10	16
1Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
The accompanying notes on pages 36 to 50, the ‘Summary of financial instruments to which the impairment requirements in IFRS 9 are applied’, ‘Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector’, and ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’ tables in the ‘Credit risk’ section form an integral part of these condensed financial statements.

HSBC Bank plc Interim Report 2025 on Form 6-K	30
Consolidated statement of comprehensive income

	Half-year to
	30 Jun 2025	30 Jun 2024
	£m	£m
Profit for the period	852	731
Other comprehensive (expense)/income
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value though other comprehensive income	(919)	26
– fair value (losses)/gains[1]	(872)	43
– fair value (gains) transferred to the income statement on disposal	(20)	(7)
– expected credit losses recognised in income statement	—	1
– income taxes	(27)	(11)
Cash flow hedges	277	(201)
– fair value gains/(losses)	257	(418)
– fair value losses reclassified to the income statement	125	143
– income taxes	(105)	74
Finance income from insurance contracts	16	13
– before income taxes	21	18
– income taxes	(5)	(5)
Exchange differences and other	390	(193)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	21	25
– before income taxes	22	31
– income taxes	(1)	(6)
Equity instruments designated at fair value through other comprehensive income	3	13
– fair value gains	4	15
– income taxes	(1)	(2)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	106	(30)
– before income taxes	145	(41)
– income taxes	(39)	11
Other comprehensive expense for the period, net of tax	(106)	(347)
Total comprehensive income for the period	746	384
Attributable to:
– the parent company	730	371
– non-controlling interests	16	13
1Amounts in 1H25 includes a £1bn fair value post-tax loss in other comprehensive income on a retained portfolio of home and other loans associated with the sale of our retail banking operations in France, and reclassified from hold-to-collect to hold-to-collect-and-sell business model, and measured in loans and advances at fair value through other comprehensive income.

31	HSBC Bank plc Interim Report 2025 on Form 6-K
Interim condensed financial statements

Consolidated balance sheet

	At
	30 Jun 2025	31 Dec 2024
	£m	£m
Assets
Cash and balances at central banks	96,155	119,184
Trading assets	114,445	116,042
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	9,097	9,417
Derivatives	176,838	198,172
Loans and advances to banks	15,803	14,521
Loans and advances to customers	78,881	82,666
Reverse repurchase agreements – non-trading	68,408	53,612
Financial investments	56,050	52,216
Assets held for sale[1]	28,122	21,606
Prepayments, accrued income and other assets	74,007	56,950
Current tax assets	1,040	1,043
Interests in associates and joint ventures	751	703
Goodwill and intangible assets[2]	259	303
Deferred tax assets	781	895
Total assets	720,637	727,330
Liabilities and equity
Liabilities
Deposits by banks	34,439	26,515
Customer accounts	229,804	242,303
Repurchase agreements – non-trading	36,832	40,384
Trading liabilities	39,542	42,633
Financial liabilities designated at fair value	39,964	37,443
Derivatives	176,367	197,082
Debt securities in issue	13,882	19,461
Liabilities of disposal groups held for sale[1]	33,097	23,110
Accruals, deferred income and other liabilities	68,205	50,484
Current tax liabilities	314	250
Insurance contract liabilities	3,707	3,424
Provisions[3]	375	275
Deferred tax liabilities	5	5
Subordinated liabilities	16,297	16,908
Total liabilities	692,830	700,277
Equity
Total shareholders’ equity	27,639	26,895
– called up share capital	797	797
– share premium account	3,582	3,582
– other equity instruments	4,108	3,921
– other reserves	(6,679)	(6,445)
– retained earnings	25,831	25,040
Non-controlling interests	168	158
Total equity	27,807	27,053
Total liabilities and equity	720,637	727,330
1Includes businesses classified as held-for-sale as part of a broader restructuring of our European business. Refer to Note 11 'Assets held for sale and liabilities of disposal groups held for sale' on page 48.
2Refer to Note 7 ‘Goodwill and intangible assets’ on page 45.
3Refer to Note 8 ‘Provisions’ on page 45.

HSBC Bank plc Interim Report 2025 on Form 6-K	32
Consolidated statement of changes in equity

				Other reserves
	Called up share capital & share premium	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorganisation reserve (‘GRR’)[3]	Insurance finance reserve[4]	Total share- holders’ equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2025	4,379	3,921	25,040	(692)	(227)	1,686	(7,692)	480	26,895	158	27,053
Profit for the period	—	—	842	—	—	—	—	—	842	10	852
Other comprehensive (expense)/income (net of tax)	—	—	128	(958)	278	406	—	34	(112)	6	(106)
– debt instruments at fair value through other comprehensive income	—	—	—	(920)	—	—	—	—	(920)	1	(919)
– equity instruments designated at fair value through other comprehensive income	—	—	—	3	—	—	—	—	3	—	3
– cash flow hedges	—	—	—	—	277	—	—	—	277	—	277
– remeasurement of defined benefit asset/liability	—	—	21	—	—	—	—	—	21	—	21
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	106	—	—	—	—	—	106	—	106
– foreign exchange reclassified to income statement on disposal of a foreign operation	—	—	—	—	—	—	—	—	—	—	—
– insurance finance income recognised in other comprehensive income	—	—	—	—	—	—	—	16	16	—	16
– exchange differences	—	—	1	(41)	1	406	—	18	385	5	390
Total comprehensive income for the period	—	—	970	(958)	278	406	—	34	730	16	746
Capital securities issued during the period	—	187	—	—	—	—	—	—	187	—	187
Redemption of securities	—	—	—	—	—	—	—	—	—	—	—
Dividends paid[2]	—	—	(167)	—	—	—	—	—	(167)	(6)	(173)
Net impact of equity-settled share-based payments	—	—	(9)	—	—	—	—	—	(9)	—	(9)
Change in business combinations and other movements	—	—	(3)	6	—	—	—	—	3	—	3
At 30 Jun 2025	4,379	4,108	25,831	(1,644)	51	2,092	(7,692)	514	27,639	168	27,807

33	HSBC Bank plc Interim Report 2025 on Form 6-K
Interim condensed financial statements

Consolidated statement of changes in equity (continued)

				Other reserves
	Called up share capital & share premium	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorganisation reserve (‘GRR’)[3]	Insurance finance reserve[4]	Total share- holders’ equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	1,801	3,930	24,724	(868)	(330)	2,178	(7,692)	616	24,359	146	24,505
Profit for the period	—	—	715	—	—	—	—	—	715	16	731
Other comprehensive (expense)/income (net of tax)	—	—	(5)	62	(199)	(200)	—	(2)	(344)	(3)	(347)
– debt instruments at fair value through other comprehensive income	—	—	—	25	—	—	—	—	25	1	26
– equity instruments designated at fair value through other comprehensive income	—	—	—	13	—	—	—	—	13	—	13
– cash flow hedges	—	—	—	—	(201)	—	—	—	(201)	—	(201)
– remeasurement of defined benefit asset/ liability	—	—	25	—	—	—	—	—	25	—	25
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	(30)	—	—	—	—	—	(30)	—	(30)
– foreign exchange reclassified to income statement on disposal of a foreign operation	—	—	—	—	—	85	—	—	85	—	85
– insurance finance income/ (expense) recognised in other comprehensive income	—	—	—	—	—	—	—	13	13	—	13
– exchange differences	—	—	—	24	2	(285)	—	(15)	(274)	(4)	(278)
Total comprehensive income/(expense) for the period	—	—	710	62	(199)	(200)	—	(2)	371	13	384
Capital securities issued during the period[5]	1,132	—	—	—	—	—	—	—	1,132	—	1,132
Dividends paid[2]	—	—	(182)	—	—	—	—	—	(182)	(5)	(187)
Net impact of equity-settled share-based payments	—	—	5	—	—	—	—	—	5	—	5
Change in business combinations and other movements	—	—	(352)	—	—	—	—	—	(352)	—	(352)
At 30 Jun 2024	2,933	3,930	24,905	(806)	(529)	1,978	(7,692)	614	25,333	154	25,487

HSBC Bank plc Interim Report 2025 on Form 6-K	34
Consolidated statement of changes in equity (continued)

				Other reserves
	Called up share capital & share premium	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorganisation reserve (‘GRR’)[3]	Insurance finance reserve[4]	Total share- holders’ equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jul 2024	2,933	3,930	24,905	(806)	(529)	1,978	(7,692)	614	25,333	154	25,487
Profit/ (Loss)for the period	—	—	538	—	—	—	—	—	538	14	552
Other comprehensive (expense)/income (net of tax)	—	—	(35)	114	302	(293)	—	(134)	(46)	(3)	(49)
– debt instruments at fair value through other comprehensive income	—	—	—	118	—	—	—	—	118	—	118
– equity instruments designated at fair value through other comprehensive income	—	—	—	(15)	—	—	—	—	(15)	—	(15)
– cash flow hedges	—	—	—	—	304	—	—	—	304	—	304
– remeasurement of defined benefit asset/ liability	—	—	(27)	—	—	—	—	—	(27)	—	(27)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	(10)	—	—	—	—	—	(10)	—	(10)
– foreign exchange reclassified to income statement on disposal of a foreign operation	—	—	—	—	—	(36)	—	—	(36)	—	(36)
– insurance finance (expense)/income recognised in other comprehensive income	—	—	—	—	—	—	—	(121)	(121)	—	(121)
– exchange differences	—	—	2	11	(2)	(257)	—	(13)	(259)	(3)	(262)
Total comprehensive income/(expense) for the period	—	—	503	114	302	(293)	—	(134)	492	11	503
Capital securities issued during the period	1,446	204	—	—	—	—	—	—	1,650	—	1,650
Redemption of securities	—	(213)	—	—	—	—	—	—	(213)	—	(213)
Dividends paid[2]	—	—	(353)	—	—	—	—	—	(353)	(6)	(359)
Net impact of equity- settled share-based payments	—	—	(11)	—	—	—	—	—	(11)	—	(11)
Change in business combinations and other movements	—	—	(4)	—	—	1	—	—	(3)	(1)	(4)
At 31 Dec 2024	4,379	3,921	25,040	(692)	(227)	1,686	(7,692)	480	26,895	158	27,053
1The cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a loss of £222m (1H24:
was a gain of £88m and 2H24: loss of £18m).
2The dividends to the parent company includes dividend on ordinary share capital £81m (1H24: £99m and 2H24: £213m), coupon payment on additional tier 1 instrument £86m (1H24: £83m and 2H24: £140m).
3GRR is an accounting reserve resulting from the ring-fencing implementation.
4The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income (‘OCI’).
5CET1 issuance of shares to HSBC Holdings plc equal to £1,132m in respect of funding the acquisition of PBRS in February 2024.

35	HSBC Bank plc Interim Report 2025 on Form 6-K
Interim condensed financial statements

Consolidated statement of cash flows

	Half-year to
	30 Jun 2025	30 Jun 2024
	£m	£m
Profit before tax	1,164	1,136
Adjustments for non-cash items:
Depreciation, amortisation and impairment	183	58
Net loss from investing activities	13	140
Share of profit in associates and joint ventures	(29)	(16)
Change in expected credit losses gross of recoveries and other credit impairment charges/ (releases)	76	(64)
Provisions including pensions	189	8
Share-based payment expense	41	31
Other non-cash items included in profit before tax	(80)	(112)
Elimination of exchange differences[1]	(55)	2,697
Change in operating assets	(30,121)	(18,754)
Change in operating liabilities	13,634	19,534
Contributions paid to defined benefit plans	(10)	(9)
Tax paid	(274)	(796)
Net cash from operating activities	(15,269)	3,853
Purchase of financial investments	(21,869)	(16,806)
Proceeds from the sale and maturity of financial investments	17,071	9,958
Net cash flows from the purchase and sale of property, plant and equipment and right-of-use assets	(8)	(5)
Net investment in intangible assets	(64)	(59)
Net cash outflow from investment in associates and from acquisition of businesses and subsidiaries[2]	(21)	(953)
Net cash flow on disposal of subsidiaries, businesses, associates and joint ventures[3]	—	(8,616)
Net cash from investing activities	(4,891)	(16,481)
Issue of ordinary share capital and other equity instruments	187	1,132
Subordinated loan capital issued	419	2,226
Subordinated loan capital repaid	(1,216)	(786)
Dividends to the parent company	(167)	(182)
Dividend paid to non-controlling interests	(6)	(5)
Net cash from financing activities	(783)	2,385
Net decrease in cash and cash equivalents	(20,943)	(10,243)
Cash and cash equivalents at the beginning of the period	162,928	177,037
Exchange differences in respect of cash and cash equivalents	1,856	(2,784)
Cash and cash equivalents at the end of the period[4]	143,841	164,010
1Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2Includes £941m of net cash outflow on acquisition of PBRS in February 2024.
3Includes £8.6b of net cash outflow on sale of our retail banking operations in France in January 2024.
4Includes £1.8b (1H24: £83m) of cash and cash equivalents classified as held for sale.

HSBC Bank plc Interim Report 2025 on Form 6-K	36
Notes on the interim condensed
financial statements

Contents
36	1	Basis of preparation and material accounting policies	45	8	Provisions
37	2	Dividends	46	9	Contingent liabilities, contractual commitments and guarantees
37	3	Segmental analysis	46	10	Legal proceedings and regulatory matters
39	4	Net fee income	48	11	Assets held for sale and liabilities of disposal groups held for sale
39	5	Fair values of financial instruments carried at fair value	50	12	Transactions with related parties
44	6	Fair values of financial instruments not carried at fair value	50	13	Events after the balance sheet date
45	7	Goodwill and Intangible assets	50	14	Interim Report 2025 and statutory accounts

1Basis of preparation and material accounting policies
(a)Compliance with International Financial Reporting Standards
The interim condensed consolidated financial statements of HSBC Bank plc (‘the bank’) and its subsidiaries (together ‘the group’) have been prepared on the basis of the policies set out in the 2024 annual financial statements. They have also been prepared in accordance with IAS 34
‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards
Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in the group’s financial position and performance since the end of 2024.
These interim condensed consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2024 which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act
2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
These financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRS Accounting Standards’) as
issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.
At 30 June 2025, there were no IFRS Accounting Standards effective for the half-year to 30 June 2025 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. There was no difference between IFRS Accounting Standards adopted by the UK, IFRS Accounting Standards as adopted by the EU and IFRS Accounting Standards issued by the IASB in terms of their application to the group.
Standards applied during the half-year to 30 June 2025
There were no new standards or amendments to standards that had a material effect on these interim condensed consolidated financial statements.
(b)Use of estimates and judgements
Management believes that the critical estimates and judgements applicable to the group are those that relate to impairment of amortised cost and FVOCI financial assets, the valuation of financial instruments, deferred tax assets, provisions for liabilities and non-current assets held for sale. Due to increased disposal activities of non-current assets and the related management judgements on meeting the held-for-sale criteria, this policy has been designated as critical for these interim condensed financial statements.
Apart from the above referred disposal activities, there were no material changes in the current period to any of the critical estimates and judgements disclosed in 2024, which are stated on pages 127 to 137 of the Annual Report and Accounts 2024.
(c)Composition of the group
There were no material changes in the composition of the group in the half-year to 30 June 2025.
For details of future business disposals see Note 11: ‘Assets held for sale and liabilities of disposal groups held for sale’.
(d)Future accounting developments
Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’
In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on or after 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG related contingencies, and financial assets with certain non-recourse features. The Group is currently undertaking an assessment of the potential impact.

37	HSBC Bank plc Interim Report 2025 on Form 6-K
Notes on the interim condensed financial statements

IFRS 18 ‘Presentation and Disclosure in Financial Statements’
In April 2024, the IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity’s financial performance. It will replace IAS 1 ‘Presentation of Financial Statements’ but carries over many requirements from that IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information.
While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement. The group is currently assessing impacts and data readiness.
(e)Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, as well as considering potential impacts from other top and emerging risks, including climate change and the related impacts on profitability, capital and liquidity.
(f)Accounting policies
The accounting policies applied by the group for these interim condensed consolidated financial statements are consistent with those described on pages 127 to 137 of the Annual Report and Accounts 2024, as are the methods of computation.
(g)Presentation of information
Below disclosure is marked as ‘(Reviewed)’ and is presented in the ‘Credit Risk’ section on pages 23 to 24, rather than in the notes to the financial statements:
‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’.

2Dividends

Dividends to the parent company
	Half-year to
	30 Jun 2025		30 Jun 2024
	£ per share	£m	£ per share	£m
Dividends paid on ordinary shares
In respect of current year:
– first interim dividend	0.102	81	0.124	99
Total	0.102	81	0.124	99
Total coupons on capital securities classified as equity		86		83
Dividends to parent		167		182

3Segmental analysis
The group’s Operating Committee is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the group’s reportable segments.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to business segments are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. Measurement of segmental assets, liabilities, income and expenses is in accordance with the group’s accounting policies. Shared costs are included in segments on the basis of actual recharges.
The intra-group elimination items for the business segments are presented in Corporate Centre.
The types of products and services from which each reportable segment derives its revenue are discussed in the ‘Strategic Report – Business segments’ on page 4.
Business segments
Following the Group’s organisational announcement in October 2024, effective from 1 January 2025, the group’s reporting segments under
IFRS 8 ‘Operating Segments’ comprise two businesses along with Corporate Centre. These replace our previously reported operating segments up to 31 December 2024.
–‘CIB’ is formed from the integration of our Commercial Banking business, Global Banking, Market & Securities Services and Global Banking
and Market Others.
–‘IWPB’ comprises Premier banking, our Private Bank, and our wealth manufacturing businesses of Asset Management and Insurance.

HSBC Bank plc Interim Report 2025 on Form 6-K	38
By operating segment:

Profit/(loss) before tax
Half-year to 30 Jun 2025
	CIB	IWPB	Corporate Centre	Total
	£m	£m	£m	£m
Net operating income before change in expected credit losses and other credit impairment charges[1]	3,357	699	79	4,135
– of which: net interest income/(expense)	1,546	452	(1,404)	594
Change in ECL and other credit impairment charges	(61)	(12)	(2)	(75)
Net operating income	3,296	687	77	4,060
Total operating expenses	(2,273)	(488)	(164)	(2,925)
Operating profit/(loss)	1,023	199	(87)	1,135
Share of profit in associates and joint ventures	—	—	29	29
Profit/(loss) before tax	1,023	199	(58)	1,164
Cost efficiency ratio %	67.7	69.8	—	70.7

Half-year to 30 Jun 2024[2]
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	3,068	714	(230)	3,552
– of which: net interest income/(expense)	1,527	477	(1,346)	658
Change in expected credit losses and other credit impairment release/(charges)	52	6	(5)	53
Net operating income/(expense)	3,120	720	(235)	3,605
Total operating expenses	(1,991)	(410)	(84)	(2,485)
Operating profit/(loss)	1,129	310	(319)	1,120
Share of profit in associates and joint ventures	—	—	16	16
Profit/(loss) before tax	1,129	310	(303)	1,136
Cost efficiency ratio %	64.9	57.4	—	70.0
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2Comparative information for the prior year has been re-presented to reflect the group’s revised segment structure, which became effective on 1 January 2025.
External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to
	30 Jun 2025	30 Jun 2024
	£m	£m
External net operating income by country[1]	4,135	3,552
– United Kingdom	2,140	1,758
– France	762	554
– Germany	440	438
– Other countries	793	802
1Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Balance sheet by business
	CIB	IWPB	Corporate Centre	Total
	£m	£m	£m	£m
30 Jun 2025
Loans and advances to customers	62,389	16,447	45	78,881
Customer accounts	188,422	41,345	37	229,804

31 Dec 2024
Loans and advances to customers[1]	60,788	16,293	5,585	82,666
Customer accounts[1]	201,418	40,852	33	242,303
1Comparative information for the prior year has been represented to reflect the group’s revised segment structure, which became effective on 1 January 2025.

39	HSBC Bank plc Interim Report 2025 on Form 6-K
Notes on the interim condensed financial statements

4Net fee income

	Half-year to
	30 Jun 2025	30 Jun 2024
	£m	£m
Net fee income by product
Funds under management	262	234
Broking income	198	208
Underwriting	176	147
Account services	168	166
Credit facilities	151	148
Global custody	94	85
Remittances	61	52
Corporate finance	51	33
Securities others – (including stock lending)	45	52
Loans granted other than prepayment fees	36	29
Other	274	221
Fee income	1,516	1,375
Less: fee expense	(855)	(721)
Net fee income	661	654

Net fee income by business segment
	CIB	IWPB	Corporate Centre	Total
	£m	£m	£m	£m
Half-year to 30 Jun 2025
Fee income	1,514	296	(294)	1,516
Less: fee expense	(1,074)	(75)	294	(855)
Net fee (expense)/income	440	221	—	661

Half-year to 30 Jun 2024[1]
Fee income	1,416	279	(320)	1,375
Less: fee expense	(960)	(75)	314	(721)
Net fee (expense)/income	456	204	(6)	654
1Comparative information for the prior year has been represented to reflect the group’s revised segment structure, which became effective on 1 January 2025.

5Fair values of financial instruments carried at fair value
The accounting policies, control framework, and the hierarchy used to determine fair values are consistent with those applied for the Annual
Report and Accounts 2024.

Financial instruments carried at fair value and bases of valuation
	At 30 Jun 2025				At 31 Dec 2024
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Assets
Trading assets	84,862	27,048	2,535	114,445	87,915	24,557	3,570	116,042
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	4,904	3,088	1,105	9,097	4,615	3,720	1,082	9,417
Derivatives	832	173,737	2,269	176,838	1,219	195,071	1,882	198,172
Financial investments	32,713	8,202	182	41,097	31,769	7,142	1,079	39,990
Liabilities
Trading liabilities	25,862	13,646	34	39,542	24,713	17,296	624	42,633
Financial liabilities designated at fair value	1,074	35,852	3,038	39,964	1,078	33,403	2,962	37,443
Derivatives	1,443	172,149	2,775	176,367	745	193,982	2,355	197,082

HSBC Bank plc Interim Report 2025 on Form 6-K	40

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
	At 30 Jun 2025				At 31 Dec 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Assets
Trading assets	—	—	—	—	—	—	—	—
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2,234	8,209	1,946	12,389	2,365	7,189	2,053	11,607
Derivatives	—	37	—	37	—	29	—	29
Financial investments	2,331	8,870	373	11,574	2,113	4,261	402	6,776
Liabilities
Trading liabilities	—	—	—	—
Financial liabilities designated at fair value	—	10	—	10	—	104	—	104
Derivatives	—	9	—	9	—	15	—	15

Fair value adjustments
	At 30 Jun 2025	At 31 Dec 2024
	£m	£m
Type of adjustment
Risk-related	292	350
– bid-offer	157	153
– uncertainty	61	58
– credit valuation adjustment	52	74
– debit valuation adjustment	(8)	(9)
– funding fair value adjustment	30	74
– other	—	—
Model-related	36	29
– model limitation	36	29
– other	—	—
Inception profit (Day 1 P&L reserves)	65	58
	393	437

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 30 Jun 2025
Transfers from Level 1 to Level 2	—	217	—	—	61	—	—
Transfers from Level 2 to Level 1	—	352	—	—	109	—	—

Full year to 31 Dec 2024
Transfers from Level 1 to Level 2	10	320	—	—	84	—	—
Transfers from Level 2 to Level 1	30	577	—	—	54	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers are primarily attributable to changes in price transparency and in the assessment of observability.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Held for trading	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Held for trading	Designated at fair value	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	114	1	1,091	—	1,206	—	1	—	1
Asset-backed securities	50	119	—	—	169	—	—	—	—
Structured notes	—	—	—	—	—	—	3,036	—	3,036
Derivatives	—	—	—	2,269	2,269	—	—	2,775	2,775
Other portfolios	18	2,415	14	—	2,447	34	1	—	35
At 30 Jun 2025	182	2,535	1,105	2,269	6,091	34	3,038	2,775	5,847

Private equity including strategic investments	108	1	1,069	—	1,178	—	1	—	1
Asset-backed securities	68	145	—	—	213	—	—	—	—
Structured notes	—	—	—	—	—	—	2,958	—	2,958
Derivatives	—	—	—	1,882	1,882	—	—	2,355	2,355
Other portfolios	903	3,424	13	—	4,340	624	3	—	627
At 31 Dec 2024	1,079	3,570	1,082	1,882	7,613	624	2,962	2,355	5,941
The basis for determining the fair value of the financial instruments in the table above is explained on page 159 of the Annual Report and
Accounts 2024.

41	HSBC Bank plc Interim Report 2025 on Form 6-K
Notes on the interim condensed financial statements

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2025	1,079	3,570	1,082	1,882	624	2,962	2,355
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	(2)	(33)	29	737	(15)	(61)	702
– net income from financial instruments held for trading or managed on a fair value basis	—	(33)	—	737	(15)	(61)	702
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	—	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	29	—	—	—	—
– gains from financial investments at fair value through other comprehensive income	(2)	—	—	—	—	—	—
Total losses recognised in other comprehensive income	49	(49)	(43)	6	—	41	5
– financial investments: fair value gains	14	—	—	—	—	—	—
– exchange differences	35	(49)	(43)	6	—	41	5
Purchases	83	1,322	67	—	46	—	—
New issuances	—	—	—	—	—	1,617	—
Sales	(37)	(964)	(2)	—	(9)	—	—
Settlements	(21)	(861)	(28)	(450)	(251)	(849)	(288)
Transfers out[1]	(969)	(760)	(7)	(234)	(372)	(845)	(362)
Transfers in	—	310	7	328	11	173	363
At 30 Jun 2025	182	2,535	1,105	2,269	34	3,038	2,775
Unrealised (losses)/gains recognised in profit or loss relating to assets and liabilities held at 30 Jun 2025	—	10	8	700	22	(98)	(1,011)
– trading (expense)/income excluding net interest income	—	10	—	700	22	—	(1,011)
– net income/(expense) from other financial instruments designated at fair value	—	—	—	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	8	—	—	(98)	—

At 1 Jan 2024	907	2,050	2,882	1,823	252	3,958	2,335
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	1	213	(20)	357	210	(1,819)	570
– net income from financial instruments held for trading or managed on a fair value basis	—	213	—	357	210	—	570
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	(44)	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	24	—	—	(1,819)	—
– gains from financial investments at fair value through other comprehensive income	1	—	—	—	—	—	—
Total losses recognised in other comprehensive income	(17)	(5)	(46)	(2)	—	(35)	(3)
– financial investments: fair value gains	—	—	—	—	—	—	—
– exchange differences	(17)	(5)	(46)	(2)	—	(35)	(3)
Purchases	114	554	229	—	107	—	—
New issuances	—	—	—	—	—	1,686	—
Sales	(20)	(470)	(108)	—	(232)	—	—
Settlements	(185)	(286)	279	85	(298)	352	(88)
Transfers out[1]	(46)	(196)	(6)	(162)	(28)	(585)	(265)
Transfers in	34	242	4	395	91	289	407
At 30 Jun 2024	788	2,102	3,214	2,496	102	3,846	2,956

HSBC Bank plc Interim Report 2025 on Form 6-K	42

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2024	—	(6)	(27)	(2,088)	4	(140)	(204)
– trading (expense)/income excluding net interest income	—	(6)	—	(2,088)	4	—	(204)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	—	—	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(27)	—	—	(140)	—

At 1 Jul 2024	788	2,102	3,214	2,496	102	3,846	2,956
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	(1)	(31)	33	410	16	1	84
– net income from financial instruments held for trading or managed on a fair value basis	—	(31)	—	410	16	(1,818)	84
– net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	9	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	24	—	—	1,819	—
– gains from financial investments at fair value through other comprehensive income	(1)	—	—	—	—	—	—
Total losses recognised in other comprehensive income	(8)	8	(38)	(2)	—	(29)	2
– financial investments: fair value gains	7	—	—	—	—	—	—
– exchange differences	(15)	8	(38)	(2)	—	(29)	2
Purchases	913	1,934	218	—	616	—	—
New issuances	—	—	—	—	—	991	—
Sales	(52)	(579)	(301)	—	(2)	—	—
Settlements	(403)	(49)	(2,064)	(695)	(108)	(954)	(242)
Transfers out[1]	(158)	(81)	(11)	(521)	(1)	(1,587)	(810)
Transfers in	—	266	31	194	1	694	365
At 31 Dec 2024	1,079	3,570	1,082	1,882	624	2,962	2,355
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held 31 Dec 2024	—	(33)	50	540	(9)	52	(418)
– trading (expense)/income excluding net interest income	—	(33)	—	540	(9)	—	(418)
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	—	23	—	—	(88)	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	27	—	—	140	—
1Financial investments assets include £0.9bn of transfers out relating to enhancement of observability assessments on commercial paper.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers are primarily attributable to changes in price transparency and in the assessment of observability.

43	HSBC Bank plc Interim Report 2025 on Form 6-K
Notes on the interim condensed financial statements

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions
	At
	30 Jun 2025				31 Dec 2024
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Derivatives, trading assets and trading liabilities[1]	381	(177)	—	—	348	(197)	—	—
Designated and otherwise mandatorily measured at fair value through profit or loss	422	(165)	—	—	319	(115)	—	—
Financial investments	14	(14)	11	(14)	17	(16)	13	(15)
Total	817	(356)	11	(14)	684	(328)	13	(15)
1Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these instruments are risk managed.

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions by instrument type
	At
	30 Jun 2025				31 Dec 2024
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	414	(157)	11	(11)	310	(106)	10	(10)
Asset-backed securities	30	(24)	—	(1)	37	(27)	1	(1)
Structured notes	8	(8)	—	—	9	(9)	—	—
Derivatives	171	(107)	—	—	143	(104)	—	—
Other portfolios	194	(60)	—	(2)	185	(82)	2	(4)
Total	817	(356)	11	(14)	684	(328)	13	(15)
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC Bank plc Interim Report 2025 on Form 6-K	44
Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 30 June 2025. There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on pages
163 and 164 of the Annual Report and Accounts 2024.

Quantitative information about significant unobservable inputs in Level 3 valuations
	At
	30 Jun 2025						31 Dec 2024
	Fair value		Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	Assets	Liabilities
	£m	£m			Lower	Higher	Lower	Higher
Private equity including strategic investments[1]	1,206	1	Price - Net asset value	Current Value/Cost	0	9	0	9
Asset-backed securities (‘ABS’)	169	—
– collateralised loan/debt obligation	70	—	Market proxy	Price	0	100	0	97
– other ABSs	99	—	Market proxy	Price	0	255	0	248
Structured notes	—	3,036
– equity-linked notes	—	2,582	Model-Option model	Equity volatility	6%	57%	9%	49%
			Model-Option model	Equity correlation	21%	100%	15%	100%
– FX-linked notes	—	49	Model-Option model	FX volatility	5%	11%	3%	17%
– other	—	405
Derivatives	2,269	2,775
Interest rate derivatives:	750	814
– securitisation swaps	104	237	Model-Discounted cash flow	Constant Prepayment rate	5%	10%	5%	10%
– long-dated swaptions	65	66	Model-Option model	IR volatility	9%	21%	9%	21%
– other	581	511
FX derivatives:	403	360
– FX options	258	224	Model-Option model	FX volatility	1%	18%	1%	26%
– FX other	145	136
Equity derivatives:	919	1,128
– long-dated single stock options	306	333	Model-Option model	Equity volatility	7%	119%	7%	66%
– other	613	795
Credit derivatives	180	470
– total return swaps	155	385	Market proxy	Price	73	106	0	104
– other credit derivatives	25	85
Other	17	3
Other portfolios:	2,447	35
– bonds	1,544	28	Market proxy	Price	0	106	0	105
– repurchase agreements	263	—	Model-Discounted cash flow	IR Curve	0%	3%	0%	26%
– loans & deposit	501	—	Market proxy	Price	0	102
– other	139	7
At 30 Jun	6,091	5,847
1Private equity including strategic investments’ includes private equity, private credit, private equity funds and infrastructure debt, primarily held as part of our
Insurance business and for strategic investments.

6Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities, non-trading repurchase and reverse repurchase agreements are explained on pages
165 and 166 of the Annual Report and Accounts 2024.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2025		At 31 Dec 2024
	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m
Assets
Loans and advances to banks	15,803	15,805	14,521	14,523
Loans and advances to customers	78,881	78,878	82,666	81,752
Reverse repurchase agreements – non-trading	68,408	68,410	53,612	53,614
Financial investments – at amortised cost	14,953	15,063	12,226	12,176
Liabilities
Deposits by banks	34,439	34,440	26,515	26,518
Customer accounts	229,804	229,817	242,303	242,320
Repurchase agreements – non-trading	36,832	36,832	40,384	40,385
Debt securities in issue	13,882	13,893	19,461	19,472
Subordinated liabilities	16,297	16,803	16,908	17,267

45	HSBC Bank plc Interim Report 2025 on Form 6-K
Notes on the interim condensed financial statements

Fair values of financial instruments not carried at fair value and bases of valuation – assets and disposal groups held for sale
	At 30 Jun 2025		At 31 Dec 2024
	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m
Assets
Loans and advances to banks	124	124	115	115
Loans and advances to customers	1,448	1,448	769	771
Reverse repurchase agreements – non-trading	—	—	—	—
Financial investments – at amortised cost	—	—	—	—
Liabilities
Deposits by banks	75	75	—	—
Customer accounts	13,332	13,332	4,288	4,288
Repurchase agreements – non-trading	—	—	—	—
Debt securities in issue	—	—	—	—
Subordinated liabilities	—	—	—	—
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

7	Goodwill and intangible assets

	At
	30 Jun 2025	31 Dec 2024
	£m	£m
Other intangible assets[1]	259	303
Intangible assets	259	303
1Included within the group's other intangible assets is internally generated software with a net carrying value of £255m (2024: £296m). During the year, capitalisation of internally generated software was £64m (2024: £145m),net impairment reversal was £(25)m (2024: impairment of £4m) and amortisation was
£141m (2024: £71m).

8	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	£m	£m	£m	£m	£m
Provisions (excluding contractual commitments)
At 31 Dec 2024	27	50	7	107	191
Additions	181	6	1	6	194
Amounts utilised	(18)	(35)	—	(14)	(67)
Unused amounts reversed	(3)	(8)	(4)	(4)	(19)
Exchange and other movements	2	8	—	(8)	2
At 30 Jun 2025	189	21	4	87	301
Contractual commitments[1]
At 31 Dec 2024					84
Net change in expected credit loss provisions					(10)
At 30 Jun 2025					74
Total provisions
At 31 Dec 2024					275
At 30 Jun 2025					375
1The contractual commitments provision includes off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS
9. Further analysis of the movement in the expected credit loss is disclosed within the 'Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 23.
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 10 'Legal proceedings and regulatory matters'. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim);
or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see Note 9.

HSBC Bank plc Interim Report 2025 on Form 6-K	46
9Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun 2025	31 Dec 2024
	£m	£m
Guarantees and other contingent liabilities:
– financial guarantees	2,855	2,876
– performance and other guarantees	20,325	19,464
– other contingent liabilities	18	18
At the end of the period	23,198	22,358
Commitments:[1]
– documentary credits and short-term trade-related transactions	1,368	1,588
– forward asset purchases and forward deposits placed	56,860	32,672
– standby facilities, credit lines and other commitments to lend	93,370	93,746
At the end of the period	151,598	128,006
1Includes £145,623m of commitments at 30 June 2025 (31 December 2024: £121,764m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
The above table discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
Guarantees with terms of more than one year are subject to the group’s annual credit review process.
Contingent liabilities arising from legal proceedings, regulatory and other matters against group companies are disclosed in Note 10: ‘Legal proceedings and regulatory matters’. The expected credit loss provisions relating to guarantees and commitments under IFRS 9 are disclosed in
Note 8: ‘Provisions’. Further analysis of the movement in the ECL provision is disclosed within the ‘Reconciliation of changes in gross carrying/
nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘ table on page 23.

10Legal proceedings and regulatory matters
The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2024. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2025 (see Note 8: ‘Provisions’). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff
Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.
Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
Trustee litigation: The Madoff Securities trustee (the 'Trustee') has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York.
The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.
Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (each in liquidation and together, the
‘Fairfield Funds’) have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the
Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $382m (plus interest). Fairfield Funds' claims against most of the HSBC companies have been dismissed, but remain pending on appeal before the US Court of Appeals for the Second
Circuit. Fairfield Funds' claims against HSBC Private Bank (Suisse) SA and HSBC Securities Services Luxembourg ('HSSL') have not been dismissed and are ongoing before the US Bankruptcy Court for the Southern District of New York. HSBC Private Bank (Suisse) SA and HSSL
have appealed the decision not to dismiss them and these appeals are pending before the US Court of Appeals for the Second Circuit.
Herald Fund SPC ('Herald') litigation: HSSL and HSBC Bank plc are defending an action brought by Herald (in liquidation) before the
Luxembourg District Court seeking restitution of securities and cash in the amount of $2.5bn (plus interest), or damages in the amount of
$5.6bn (plus interest). In 2013, the Luxembourg District Court dismissed Herald’s securities restitution claim and stayed the cash restitution and damages claims. In December 2024, the Luxembourg Court of Appeal reversed the Luxembourg District Court's dismissal and determined that
Herald's claims for restitution of securities and cash against HSSL were founded in principle. HSSL has appealed this decision and a hearing before the Luxembourg Court of Cassation is listed for September 2025. Herald's claim against HSBC Bank plc is pending.
Alpha Prime Fund Limited ('Alpha Prime') litigation: Various HSBC companies are defending a number of actions brought by Alpha Prime in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.

47	HSBC Bank plc Interim Report 2025 on Form 6-K
Notes on the interim condensed financial statements

In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.
Senator Fund SPC ('Senator') litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending a number of actions brought by
Senator before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC Bank plc's motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
US dollar Libor litigation
Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the US Commodity Exchange Act (‘CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. Two individual US dollar Libor-related actions seeking damages from HSBC for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of the pending matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Foreign exchange-related investigations and litigation
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South
Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In
2020, a revised complaint was filed which also named HSBC Bank USA N.A. (‘HSBC Bank USA’) as a defendant. In January 2024, the South
African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc's application to dismiss.
Both the Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.
HSBC Bank plc and HSBC Holdings plc have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval.
Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC Bank plc and other banks in courts in Brazil.
In February 2024, HSBC Bank plc and HSBC Holdings plc were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District
Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the CEA and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of
Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian
Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Tax-related investigations
Since 2023, the French National Financial Prosecutor has been investigating a number of banks, including HBCE and the Paris branch of HSBC
Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and the German branch of HBCE also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.

HSBC Bank plc Interim Report 2025 on Form 6-K	48
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority (‘CMA’) has been investigating HSBC and four other banks for suspected anti-
competitive conduct in relation to the historical trading of gilts and related derivatives. In February 2025, the CMA announced the conclusion of its investigation and imposed a £23.4m fine on HSBC, which has been paid. This matter is now closed.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement remains subject to final court approval.
Investigations involving HSBC Private Bank (Suisse) SA
Law enforcement authorities in Switzerland and France are investigating HSBC Private Bank (Suisse) SA in connection with alleged money laundering offences in respect of two historical banking relationships. These investigations are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
At the present time, HSBC Bank plc does not expect the ultimate resolution of any of these matters to be material to the group’s financial position; however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

11	Assets held for sale and liabilities of disposal groups held for sale

Held for sale
	At
	30 Jun 2025	31 Dec 2024
	£m	£m
Disposal groups	28,128	21,620
Unallocated impairment losses[1]	(58)	(25)
Non-current assets held for sale	52	11
Assets held for sale	28,122	21,606
Liabilities of disposal groups	33,097	23,110
1This represents impairment losses in excess of the carrying value on the non-current assets, excluded from the measurement scope of IFRS 5.
Disposal groups
Private Banking business in Germany
On 23 September 2024, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, announced the reaching of an agreement to sell its private banking business in Germany to BNP Paribas. The disposal group met held for sale criteria in the third quarter of 2024, with balances remaining classified as held for sale at 30 June 2025 of £2bn in assets and £2bn in liabilities. This sale is expected to complete in the second half of 2025 and generate an estimated pre-tax gain on disposal of £0.2bn, which will be recognised on completion.
Business in South Africa
On 25 September 2024, HSBC Bank plc reached an agreement to transfer its business in South Africa to local lender FirstRand Bank Ltd. The disposal group met held for sale criteria in the fourth quarter of 2024, with balances remaining classified as held for sale at 30 June 2025 of
£0.6bn in assets and £2.4bn in liabilities. The transaction, which has received regulatory and governmental approvals, is now expected to complete in the first quarter of 2026. At closing, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 30 June 2025, foreign currency translation reserve and other reserve losses stood at £0.1bn.
French Life Insurance Business
On 20 December 2024, HSBC Continental Europe signed a memorandum of understanding for the planned sale of its French life insurance business, HSBC Assurances Vie (France), to Matmut Société d’Assurance Mutuelle. The Share Sale Agreement for the transaction was signed on 21 March 2025 following completion of all relevant employee information and consultation processes. The transaction, which has received regulatory approvals, is expected to complete in the second half of 2025. The disposal group met held for sale criteria in the fourth quarter of
2024, with balances remaining classified as held for sale at 30 June 2025 of £20.3bn in assets and £19.6bn in liabilities. The transaction is estimated to generate a pre-tax loss of £0.2bn inclusive of migration costs and the recycling of related reserves, largely on completion. The transaction is structured on the basis of a price fixed on the reference date of 30 June 2024. Between this date and completion the loss on disposal will be adjusted for changes in the net asset value, including the entity’s earnings, which will continue to be consolidated into the
Group’s results until disposal.

49	HSBC Bank plc Interim Report 2025 on Form 6-K
Notes on the interim condensed financial statements

Retained portfolio of home and certain other loans in France
Following the sale of our retail banking operations on 1 January 2024, HSBC Continental Europe retained a portfolio of home and certain other loans, with a carrying value of £5.9bn (€7.1bn) at the time of sale. During the fourth quarter of 2024, we began actively marketing the retained portfolio for sale. As a result, on 1 January 2025 we reclassified the portfolio to a hold-to-collect-and-sell business model, measuring it at fair value through other comprehensive income.
Since reclassification, we have recognised a fair value pre-tax loss in other comprehensive income of £1bn on the remeasurement of the financial instruments and a £0.1bn mark-to-market gain in ‘net income from financial instruments held for trading or managed on a fair value basis‘ on non-qualifying economic hedges entered into in December 2024, hedging interest rate risk on the portfolio.
On 18 July 2025, HSBC Continental Europe signed a memorandum of understanding with a consortium comprising Rothesay Life plc and CCF regarding the sale of the portfolio. The potential transaction, which remains subject to relevant information and consultation processes with respective works councils, is expected to complete in the fourth quarter of 2025. At 30 June 2025, given the advanced stage of agreement on deal terms and that completion was expected within 12 months, £4.5bn in loans met the criteria to be classified as held for sale in accordance with IFRS 5. Upon completion, the cumulative fair value changes recognised through other comprehensive income will recycle to the income statement.
Custody Business in Germany
On 27 June 2025, HSBC Continental Europe reached an agreement to sell its custody business in Germany to BNP Paribas, subject to customary regulatory and anti-trust approvals and the conclusion of negotiations with the works council in Germany. Following these, it is anticipated that the sale will be completed in a phased manner, starting in the first quarter of 2026. While client consent and related operational requirements may extend the timing for completion of all client transfers, given the signing of a sale and purchase agreement, the disposal group met the held for sale criteria at 30 June 2025. As a result, £0.7bn in assets and £9.2bn in liabilities were classified as held for sale. The sale is expected to generate an estimated pre-tax gain on disposal of £0.1bn, which will be recognised in line with completion of client transfers.
Fund administration business in Germany
On 11 July 2025, HSBC Continental Europe reached an agreement to sell its fund administration business, Internationale
Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The disposal group, comprising £0.1bn in assets and £0.1bn in liabilities at
30 June 2025, is expected to be classified to held for sale in the third quarter of 2025, reflecting commitment by the parties to the sale in July
2025. Completion of the potential sale is subject to customary regulatory and competition approvals as well as the conclusion of negotiations with the German works council, and is expected in the second half of 2026, at which point an immaterial gain on disposal will be recognised.
UK Life Insurance
On 3 July 2025, HSBC Bank plc entered into a binding agreement to sell its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc.
The disposal group, comprising £4.6bn in assets and £4.3bn in liabilities at 30 June 2025, is expected to be classified to held for sale in the third quarter of 2025, reflecting commitment by the parties to the sale in July 2025, when we will recognise an estimated pre-tax loss on disposal of
£0.04bn. The transaction, which remains subject to regulatory approval, is expected to complete in early 2026.
Major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	At 30 Jun 2025
	French Life Insurance Business	South Africa[1]	German Private Banking Business	French portfolio of home and other loan	Germany custody business[2]	Total
	£m	£m	£m	£m	£m	£m
Operating segment	IWPB	CIB and Corporate Centre	IWPB	Corporate Centre	CIB
Assets of disposal groups held for sale
Cash and balances at central banks	—	—	1,683	—	—	1,683
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	12,389	—	—	—	—	12,389
Loans and advances to banks	43	—	—	—	81	124
Loans and advances to customers	—	554	263	—	631	1,448
Financial investments[3]	7,054	—	—	4,520	—	11,574
Insurance Contract Assets	24	—	—	—	—	24
Prepayments, accrued income and other assets	828	13	13	4	28	886
Total assets	20,338	567	1,959	4,524	740	28,128

Liabilities of disposal groups held for sale
Deposit by banks	—	—	—	—	75	75
Customer accounts	—	2,343	1,943	—	9,046	13,332
Financial liabilities designated at fair value	10	—	—	—	—	10
Insurance Contract Liabilities	18,196	—	—	—	—	18,196
Accruals, deferred income and other liabilities	1,400	25	16	—	43	1,484
Total liabilities	19,606	2,368	1,959	—	9,164	33,097
Expected date of completion	Second half of 2025	First quarter of 2026	Second half of 2025	Second half of 2025	Second half of 2027

HSBC Bank plc Interim Report 2025 on Form 6-K	50

	At 31 Dec 2024
	French Life Insurance Business	South Africa[1]	German Private Banking Business	Total
	£m	£m	£m	£m
Operating segment	IWPB	CIB and Corporate Centre	IWPB
Assets of disposal groups held for sale
Cash and balances at central banks	—	—	1,511	1,511
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	11,607	—	—	11,607
Loans and advances to banks	115	—	—	115
Loans and advances to customers	—	523	246	769
Financial investments[3]	6,776	—	—	6,776
Insurance Contract Assets	18	—	—	18
Prepayments, accrued income and other assets	793	13	18	824
Total assets	19,309	536	1,775	21,620

Liabilities of disposal groups held for sale
Customer accounts	—	2,626	1,662	4,288
Financial liabilities designated at fair value	9	—	95	104
Insurance Contract Liabilities	17,387	—	—	17,387
Accruals, deferred income and other liabilities	1,272	41	18	1,331
Total liabilities	18,668	2,667	1,775	23,110
Expected date of completion	Second Half of 2025	Second Half of 2025	Second Half of 2025
1Under the financial terms of the sale of our South Africa business, HSBC Bank plc will transfer the business with a net asset value of £0.6bn for book value less any provisions. The purchase price will be satisfied by the transfer of agreed liabilities of £2.4bn. Any required increase to the net asset value of the business to achieve this will be satisfied by the inclusion of additional cash. Based upon the net liabilities of the disposal group at 30 June 2025, HSBC would be expected to include a cash contribution of £1.8bn.
2Under the financial terms of the sale of our custody business in Germany, HSBC Continental Europe will transfer a nil net asset value for each client transferred, by way of inclusion of additional cash.
3Represents financial investments measured at fair value through other comprehensive income.

12Transactions with related parties
There were no other changes to the related party transactions described in Note 33 of the Annual Report and Accounts 2024 that have had a material effect on the financial position or performance of the group in the half-year to 30 June 2025.
All related party transactions that took place in the half-year to 30 June 2025 were similar in nature to those disclosed in the Annual Report and
Accounts 2024.

13Events after the balance sheet date
On 3 July 2025, HSBC Bank plc entered into a binding agreement to sell its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc.
The transaction is expected to complete in early 2026.
On 11 July 2025, HSBC Continental Europe reached an agreement to sell its fund administration business, Internationale
Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The potential transaction is subject to customary regulatory and competition approvals as well as the conclusion of negotiations with the German works council, and expected to complete in the second half of 2026.
On 18 July 2025, HSBC Continental Europe signed a memorandum of understanding with a consortium comprising Rothesay Life plc and CCF regarding the sale of its portfolio of home and certain other loans retained after the sale of its French retail banking operations. The potential transaction, which remains subject to relevant information and consultation processes with respective works councils, is expected to complete in the fourth quarter of 2025, when cumulative fair value losses recognised through other comprehensive income would recycle to the income statement. These stood at £1bn at 30 June 2025.

14Interim Report 2025 and statutory accounts
The information in the Form 6-K is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies
Act 2006. This Form 6-K was approved by the Board of Directors on 30 July 2025. The statutory accounts of HSBC Bank plc for the year ended
31 December 2024 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies
Act 2006.
HSBC Bank plc
Incorporated in England with limited liability. Registered in England: number 00014259
REGISTERED OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.co.uk
© Copyright HSBC Bank plc 2025
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Bank plc.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc
By:	/s/ Kavita Mahtani
Name: Kavita Mahtani
Title: Chief Financial Officer, HSBC Bank plc and Corporate and Institutional Banking
Dated: July 30, 2025